SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2009
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Consolidated Financial Statements

For the year ended March 31, 2009

Sony Corporation

TOKYO, JAPAN

Management’s Annual Report on Internal Control over Financial Reporting

Sony's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Sony’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Sony;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Sony are being made only in accordance with authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sony’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sony’s management excluded from its assessment of the effectiveness of Sony’s internal control over financial reporting as of March 31, 2009 an assessment of internal control over financial reporting of Sony Music Entertainment, a wholly owned subsidiary that was acquired on October 1, 2008.  Sony Music Entertainment had total sales of 169.3 billion yen for the period from October 1, 2008 to March 31, 2009 and total assets of 364.9 billion yen that were reflected in Sony’s consolidated financial statements as of and for the fiscal year ended March 31, 2009.

Sony's management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2009 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2009.

Our independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on our internal control over financial reporting as of March 31, 2009, presented on page 3.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“Sony”) at March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Sony maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sony's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on Sony's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 2 and 15 to the consolidated financial statements, Sony changed its methods of accounting for defined benefit pensions and other postretirement benefits, stock-based compensation and certain hybrid financial instruments during the fiscal year ended March 31, 2007 and its method of accounting for income taxes during the fiscal year ended March 31, 2008.

Sony’s management excluded from its assessment of the effectiveness of Sony’s internal control over financial reporting as of March 31, 2009 an assessment of internal control over financial reporting of Sony Music Entertainment, a wholly owned subsidiary which was acquired on October 1, 2008. Sony Music Entertainment had total assets of 364.9 billion yen and total sales of 169.3 billion yen that were reflected in Sony’s consolidated financial statements as of March 31, 2009 and for the period from October 1, 2008 to March 31, 2009.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata

Tokyo, Japan

May 29, 2009

Consolidated Balance Sheets

Sony Corporation and Consolidated Subsidiaries - March 31

	Yen in millions
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	1,086,431	660,789
Call loan in the banking business	352,569	49,909
Marketable securities	427,709	466,912
Notes and accounts receivable, trade	1,183,620	963,837
Allowance for doubtful accounts and sales returns	(93,335)	(110,383)
Inventories	1,021,595	813,068
Deferred income taxes	237,073	189,703
Prepaid expenses and other current assets	794,001	586,800
Total current assets	5,009,663	3,620,635

Film costs	304,243	306,877

Investments and advances:
Affiliated companies	381,188	236,779
Securities investments and other	3,954,460	4,561,651
	4,335,648	4,798,430

Property, plant and equipment:
Land	158,289	155,665
Buildings	903,116	911,269
Machinery and equipment	2,483,016	2,343,839
Construction in progress	55,740	100,027
	3,600,161	3,510,800
Less – Accumulated depreciation	2,356,812	2,334,937
	1,243,349	1,175,863

Other assets:
Intangibles, net	263,490	396,348
Goodwill	304,423	443,958
Deferred insurance acquisition costs	396,819	400,412
Deferred income taxes	198,666	359,050
Other	496,438	511,938
	1,659,836	2,111,706

Total assets:	12,552,739	12,013,511

(Continued on following page.)

Consolidated Balance Sheets

	Yen in millions
	2008	2009
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	63,224	303,615
Current portion of long-term debt	291,879	147,540
Notes and accounts payable, trade	920,920	560,795
Accounts payable, other and accrued expenses	896,598	1,036,830
Accrued income and other taxes	200,803	46,683
Deposits from customers in the banking business	1,144,399	1,326,360
Other	505,544	389,077
Total current liabilities	4,023,367	3,810,900

Long-term debt	729,059	660,147
Accrued pension and severance costs	231,237	365,706
Deferred income taxes	268,600	188,359
Future insurance policy benefits and other	3,298,506	3,521,060
Other	260,032	250,737
Total liabilities:	8,810,801	8,796,909

Commitments and contingent liabilities

Minority interest in consolidated subsidiaries	276,849	251,949

Stockholders’ equity:
Common stock, no par value –
2008– Shares authorized: 3,600,000,000, shares issued: 1,004,443,364	630,576
2009– Shares authorized: 3,600,000,000, shares issued: 1,004,535,364		630,765
Additional paid-in capital	1,151,447	1,155,034
Retained earnings	2,059,361	1,916,951
Accumulated other comprehensive income –
Unrealized gains on securities, net	70,929	30,070
Unrealized losses on derivative instruments, net	(3,371)	(1,584)
Pension liability adjustment	(97,562)	(172,709)
Foreign currency translation adjustments	(341,523)	(589,220)
	(371,527)	(733,443)
Treasury stock, at cost
Common stock
2008– 1,015,596 shares	(4,768)
2009– 1,013,287 shares		(4,654)
	3,465,089	2,964,653

Total liabilities and stockholders’ equity:	12,552,739	12,013,511

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

	Yen in millions
	2007	2008	2009
Sales and operating revenue:
Net sales	7,567,359	8,201,839	7,110,053
Financial service revenue	624,282	553,216	523,307
Other operating revenue	104,054	116,359	96,633
	8,295,695	8,871,414	7,729,993
Costs and expenses:
Cost of sales	5,889,601	6,290,022	5,660,504
Selling, general and administrative	1,788,427	1,714,445	1,686,030
Financial service expenses	540,097	530,306	547,825
(Gain) loss on sale, disposal or impairment of assets, net	5,820	(37,841)	38,308
	8,223,945	8,496,932	7,932,667
Equity in net income (loss) of affiliated companies	78,654	100,817	(25,109)
Operating income (loss)	150,404	475,299	(227,783)
Other income:
Interest and dividends	28,240	34,272	22,317
Foreign exchange gain, net	–	5,571	48,568
Gain on sale of securities investments, net	14,695	5,504	1,281
Gain on change in interest in subsidiaries and equity investees	31,509	82,055	1,882
Other	20,738	22,045	24,777
	95,182	149,447	98,825
Other expenses:
Interest	27,278	22,931	24,376
Loss on devaluation of securities investments	1,308	13,087	4,427
Foreign exchange loss, net	18,835	–	–
Other	17,474	21,594	17,194
	64,895	57,612	45,997
Income (loss) before income taxes and minority interest	180,691	567,134	(174,955)
Income taxes:
Current	67,081	183,438	80,521
Deferred	(13,193)	20,040	(153,262)
	53,888	203,478	(72,741)
Income (loss) before minority interest	126,803	363,656	(102,214)
Minority interest in income (loss) of consolidated subsidiaries	475	(5,779)	(3,276)
Net income (loss)	126,328	369,435	(98,938)

	Yen
	2007	2008	2009
Per share data:
Common stock
Net income (loss)
– Basic	126.15	368.33	(98.59)
– Diluted	120.29	351.10	(98.59)

Cash dividends	25.00	25.00	42.50

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

	Yen in millions
	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	126,328	369,435	(98,938)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities –
Depreciation and amortization, including amortization
of deferred insurance acquisition costs	400,009	428,010	405,443
Amortization of film costs	368,382	305,468	255,713
Stock-based compensation expense	3,838	4,130	3,446
Accrual for pension and severance costs, less payments	(22,759)	(17,589)	16,654
(Gain) loss on sale, disposal or impairment of assets, net	5,820	(37,841)	38,308
(Gain) loss on sale or devaluation of securities investments, net	(13,387)	7,583	3,146
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	(11,857)	56,543	77,952
Loss on revaluation or impairment of securities investments held in the financial service business, net	208	60,107	101,114
Gain on change in interest in subsidiaries and equity investees	(31,509)	(82,055)	(1,882)
Deferred income taxes	(13,193)	20,040	(153,262)
Equity in net (income) losses of affiliated companies, net of dividends	(68,179)	(13,527)	65,470
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(357,891)	185,651	218,168
(Increase) decrease in inventories	(119,202)	(140,725)	160,432
Increase in film costs	(320,079)	(353,343)	(264,412)
Increase (decrease) in notes and accounts payable, trade	362,079	(235,459)	(375,842)
Increase (decrease) in accrued income and other taxes	(14,396)	138,872	(163,200)
Increase in future insurance policy benefits and other	172,498	166,356	174,549
Increase in deferred insurance acquisition costs	(61,563)	(62,951)	(68,666)
(Increase) decrease in marketable securities held in the
financial service business for trading purpose	31,732	(57,271)	(26,088)
(Increase) decrease in other current assets	(35,133)	(24,312)	134,175
Increase (decrease) in other current liabilities	73,222	51,838	(105,155)
Other	86,060	(11,276)	10,028
Net cash provided by operating activities	561,028	757,684	407,153

(Continued on following page.)

Consolidated Statements of Cash Flows

	Yen in millions
	2007	2008	2009
Cash flows from investing activities:
Payments for purchases of long-lived assets	(527,515)	(474,552)	(496,125)
Proceeds from sales of long-lived assets	87,319	144,741	153,439
Payments for investments and advances by financial service business	(914,754)	(2,283,491)	(2,496,783)
Payments for investments and advances (other than financial service business)	(100,152)	(103,082)	(178,335)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	679,772	1,441,496	1,923,264
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	22,828	51,947	11,569
Proceeds from sales of subsidiaries’ and equity investees’ stocks	43,157	307,133	2,234
Other	(6,085)	5,366	(605)
Net cash used in investing activities	(715,430)	(910,442)	(1,081,342)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	270,780	31,093	72,188
Payments of long-term debt	(182,374)	(34,701)	(264,467)
Increase in short-term borrowings, net	6,096	15,838	244,584
Increase in deposits from customers in the financial service business, net	273,435	485,965	261,619
Decrease in call money and bills sold in the banking business, net	(100,700)	–	–
Dividends paid	(25,052)	(25,098)	(42,594)
Proceeds from the issuance of shares under stock-based compensation plans	5,566	7,484	378
Proceeds from the issuance of shares by subsidiaries	2,217	28,943	–
Other	(2,065)	(4,006)	(4,250)
Net cash provided by financing activities	247,903	505,518	267,458
Effect of exchange rate changes on cash and cash equivalents	3,300	(66,228)	(18,911)
Net increase (decrease) in cash and cash equivalents	96,801	286,532	(425,642)
Cash and cash equivalents at beginning of the fiscal year	703,098	799,899	1,086,431
Cash and cash equivalents at end of the fiscal year	799,899	1,086,431	660,789

Supplemental data:
Cash paid during the fiscal year for –
Income taxes	104,822	126,339	242,528
Interest	23,000	18,817	22,729
Non-cash investing and financing activities –
Obtaining assets by entering into capital lease	13,784	7,017	5,831

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Stockholders’ Equity

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

	Yen in millions
				Accumulated
		Additional		other	Treasury
	Common	paid-in	Retained	comprehensive	stock, at
	stock	capital	earnings	income	cost	Total
Balance at March 31, 2006	624,124	1,136,638	1,602,654	(156,437)	(3,127)	3,203,852
Exercise of stock acquisition rights	2,175	2,175				4,350
Conversion of convertible bonds	608	608				1,216
Stock-based compensation		3,993				3,993

Comprehensive income:
Net income			126,328			126,328
Cumulative effect of an accounting change, net of tax			(3,785)			(3,785)
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities:
Unrealized holding gains arising
during the period				6,963		6,963
Less: Reclassification adjustment
included in net income				(21,671)		(21,671)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains arising
during the period				6,907		6,907
Less: Reclassification adjustment
included in net income				(5,933)		(5,933)
Minimum pension liability adjustment				(2,754)		(2,754)
Foreign currency translation adjustments
Translation adjustments arising during the period				86,313		86,313
Total comprehensive income						192,368

Stock issue costs, net of tax			(22)			(22)
Dividends declared			(25,042)			(25,042)
Purchase of treasury stock					(558)	(558)
Reissuance of treasury stock		9			46	55
Adoption of FAS No.158, net of tax				(9,508)		(9,508)
Other			19,373	(19,373)		-
Balance at March 31, 2007	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704

(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
				Accumulated
		Additional		other	Treasury
	Common	paid-in	Retained	comprehensive	stock, at
	stock	capital	earnings	income	cost	Total
Balance at March 31, 2007	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704
Exercise of stock acquisition rights	3,538	3,685				7,223
Conversion of convertible bonds	131	131				262
Stock-based compensation		4,192				4,192

Comprehensive income:
Net income			369,435			369,435
Cumulative effect of an accounting change			(4,452)			(4,452)
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities:
Unrealized holding gains arising
during the period				3,043		3,043
Less: Reclassification adjustment
included in net income				(18,210)		(18,210)
Unrealized gains (losses) on derivative instruments:
Unrealized holding losses arising
during the period				(1,807)		(1,807)
Less: Reclassification adjustment
included in net income				(489)		(489)
Pension liability adjustment				(26,103)		(26,103)
Foreign currency translation adjustments
Translation adjustments arising during the period				(213,160)		(213,160)
Less: Reclassification adjustment
included in net income				692		692
Total comprehensive income						108,949

Stock issue costs, net of tax			(48)			(48)
Dividends declared			(25,080)			(25,080)
Purchase of treasury stock					(1,231)	(1,231)
Reissuance of treasury stock		16			102	118
Balance at March 31, 2008	630,576	1,151,447	2,059,361	(371,527)	(4,768)	3,465,089

(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
				Accumulated
		Additional		other	Treasury
	Common	paid-in	Retained	comprehensive	stock, at
	stock	capital	earnings	income	cost	Total
Balance at March 31, 2008	630,576	1,151,447	2,059,361	(371,527)	(4,768)	3,465,089
Exercise of stock acquisition rights	189	189				378
Stock-based compensation		3,423				3,423

Comprehensive income:
Net loss			(98,938)			(98,938)
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities:
Unrealized holding losses arising
during the period				(48,207)		(48,207)
Less: Reclassification adjustment
included in net loss				7,348		7,348
Unrealized gains (losses) on derivative instruments:
Unrealized holding losses arising
during the period				(1,929)		(1,929)
Less: Reclassification adjustment
included in net loss				3,716		3,716
Pension liability adjustment				(74,517)		(74,517)
Foreign currency translation adjustments
Translation adjustments arising during the period				(248,231)		(248,231)
Less: Reclassification adjustment
included in net loss				534		534
Total comprehensive loss						(460,224)

Stock issue costs, net of tax			(4)			(4)
Dividends declared			(42,648)			(42,648)
Purchase of treasury stock					(302)	(302)
Reissuance of treasury stock		(25)	(152)		416	239
Effects of changing the pension plan measurement date pursuant to FAS No. 158			(668)	(630)		(1,298)
Balance at March 31, 2009	630,765	1,155,034	1,916,951	(733,443)	(4,654)	2,964,653

The accompanying notes are an integral part of these statements.

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television products. Sony is also engaged in various financial service businesses, including insurance operations through a Japanese life insurance subsidiary and a non-life insurance subsidiary, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in the development, production, manufacture, and distribution of recorded music, a network service business, an animation production and marketing business, and an advertising agency business in Japan.

2. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books.

(1) Newly adopted accounting pronouncements:

Fair value measurements -

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value Measurements”. FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Positions (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”. FSP No. FAS 157-1 removed certain leasing transactions from the scope of FAS No. 157. FSP No. FAS 157-2 partially delayed the effective date of FAS No. 157 for Sony until April 1, 2009 for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When

the Market for That Asset Is Not Active”. FSP No. FAS 157-3 clarifies the application of FAS No. 157 in a market that is not active, and was effective upon issuance. Sony adopted FAS No. 157 on April 1, 2008 with regards to financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of FAS No. 157 as it relates to financial assets and liabilities did not have a material impact on Sony’s consolidated results of operations and financial position. The adoption of FAS No. 157 as it relates to nonfinancial assets and liabilities that are recognized or disclosed at fair value in Sony's financial statements on a nonrecurring basis is not expected to have a material impact on Sony’s consolidated results of operations and financial position.

Fair value option for financial assets and financial liabilities -

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, various financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. Sony adopted FAS No. 159 on April 1, 2008. Sony did not elect the fair value option for any assets or liabilities that were not previously carried at fair value. Accordingly, the adoption of FAS No. 159 had no impact on Sony’s consolidated financial statements. However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

Disclosures about derivative instruments and hedging activities -

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”. FAS No. 161 amends and expands the disclosures required by FAS No. 133 to provide more information about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133 and its interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Sony adopted FAS No. 161 for disclosures related to the fiscal year ended March 31, 2009. Since this standard impacts disclosures only, the adoption of FAS No. 161 has no impact on Sony’s results of operations and financial position.

Amendments to the impairment guidance of certain debt securities -

In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20”. FSP No. EITF 99-20-1 amends the impairment guidance in Emerging Issues Task Force (“EITF”) Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” to make the guidance consistent between EITF Issue No. 99-20 and FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. FSP No. EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and is applied prospectively. The adoption of FSP No. EITF 99-20-1 did not have a material impact on Sony’s results of operations and financial position.

Disclosures about transfers of financial assets and variable interest entities -

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”. It amends FAS No. 140, “Accounting for

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require additional disclosures about transfers of financial assets. It also amends FASB Interpretation (“FIN”) No. 46 (Revised), “Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51”, to require additional disclosures about involvement with variable interest entities (“VIEs”). Sony adopted FSP No. FAS 140-4 and FIN 46(R)-8 for disclosures related to the fiscal year ended March 31, 2009. This standard encourages but does not require comparative disclosures for earlier periods at the initial adoption. Since this standard impacts disclosures only, the adoption of FSP No. FAS 140-4 and FIN 46(R)-8 did not have a material impact on Sony’s results of operations and financial position.

(2) Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony may have virtually no influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such entities, after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other–than-temporary, the investment is written down to its fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, where the sale of such shares is not part of a broader corporate reorganization and the reacquisition of such shares is not contemplated at the time of issuance, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs. If the sale of such shares is part of a broader corporate reorganization, the reacquisition of such shares is contemplated at the time of issuance or realization of such gain is not reasonably assured (i.e., the entity is newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity's ability to continue in existence is in question), the transaction is accounted for as a capital transaction.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

Receivables and payables denominated in foreign currencies are translated at appropriate year-end exchange rates and the resulting translation gains or losses are taken into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other-than-temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

If it has been determined that Sony’s investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

Equity securities in non-public companies -

Equity securities in non-public companies are carried at cost if fair value is not readily determinable. If the carrying value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Allowance for doubtful accounts -

Sony maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Sony reviews accounts receivable by amounts due by customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, Sony makes judgments about the creditworthiness of customers based on past collection experience and ongoing credit risk evaluations.

Inventories -

Inventories in the Electronics and Game segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies in the Electronics segment which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value – i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

Film costs -

Film costs related to theatrical and television products (which include direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method over the estimated useful life of the assets.

Property, plant and equipment for foreign subsidiaries is also computed on the straight-line method. Useful lives for depreciation range from 2 to 60 years for buildings and from one to 25 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Impairment testing of goodwill is performed at a reporting unit level. Fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, software to be sold, leased or otherwise marketed, music catalogs and artist contracts. Patent rights, know-how, license agreements and software to be sold, leased or otherwise marketed are amortized on a straight-line basis, generally, over 3 to 8 years. Music catalogs and artist contracts are amortized on a straight-line basis, generally, over 10 to 40 years.

Computer software to be sold -

Sony accounts for software development costs in accordance with FAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.

In the Electronics segment, costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years.

In the Game segment, technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven to be at an earlier stage.

At each balance sheet date, Sony performs periodic reviews to ensure that unamortized capitalized software costs remain recoverable from future profits.

Deferred insurance acquisition costs -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized by either product category group or individual product. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the Electronics segment offer extended warranty programs. The consideration received for extended warranty service is deferred and amortized on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions, including future investment yield, morbidity, mortality, withdrawals and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional long-duration life and annuity contracts.

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset or asset group may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset or asset group, an impairment loss has occurred and the loss would be recognized during the period for the difference between the carrying value of the asset or asset group and estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

As a result of the adoption of FAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an Amendment of FAS No. 133 and FAS No. 140”, Sony’s operating income increased by 3,828 million yen for the fiscal year ended March 31, 2007. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Additionally, on April 1, 2006, Sony recognized a net charge of 3,785 million yen (net of income taxes of 2,148 million yen) as a cumulative-effect adjustment to beginning retained earnings, which consisted of 1,754 million yen (net of income taxes of 996 million yen) of gross gains and 5,539 million yen (net of income taxes of 3,144 million yen) of gross losses.

In accordance with FAS No. 133, the various derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges under FAS No. 133 are recognized in current period earnings.

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting. Hedge ineffectiveness, if any, is included in the current period earnings.

Stock-based compensation -

With the adoption of FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”), effective April 1, 2006, Sony accounts for stock-based compensation using the fair value based method. The expense is mainly included in selling, general and administrative expenses. Sony elected the modified prospective method of transition prescribed in FAS No. 123(R) and therefore did not restate the results for prior periods. Stock-based compensation expense for all stock acquisition rights granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with FAS No. 123(R). The fair value is measured on the date of grant using the Black-Scholes option-pricing model. Sony recognizes this compensation expense, net of an estimated forfeiture rate, only for the rights expected to vest ratably over the requisite service period of the stock acquisition rights, which is generally a period of three years. Sony estimated the forfeiture rate for the fiscal years ended March 31, 2007, 2008 and 2009, based on its historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Free distribution of common stock -

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.

Under the Japanese Companies Act, a stock dividend can be affected by an appropriation of retained earnings to the common stock account, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors.

Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective.

Stock issue costs -

Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Companies Act prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Revenue recognition -

Revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

Certain software products published by Sony provide limited on-line features at no additional cost to the customer. Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited on-line features is not deferred. In instances where the software products’ on-line features or additional functionality is considered a substantive deliverable in addition to the software product, revenue and costs of sales are recognized ratably over an estimated service period, which is estimated to be six months.

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse.

Revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized upon availability of sale to the public. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by the television networks are recognized when the service is provided.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits and other. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial service revenue. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Consideration given to a customer or a reseller -

In accordance with EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2007, 2008 and 2009, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled 31,933 million yen, 37,018 million yen and 29,813 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to theatrical and television products.

Research and development costs -

Research and development costs, included in cost of sales, include items such as salaries, personnel expenses and other direct and indirect expenses associated with research and product development.

Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expense relate to promoting and selling products and include items such as advertising, promotion, shipping, and warranty expenses.

General and administrative expenses include operating items such as officer's salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Financial service expenses -

Financial service expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs,

and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing films under Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”. All other costs related to Sony's distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

Prepaid expenses and other current assets -

Prepaid expenses and other current assets includes receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods and services, including product components, for these component manufacturers and is reimbursed for the related purchases. No revenue is recognized on these transfers. Sony usually will repurchase the inventory at a later date from the component manufacturers as either finished goods inventory or as partially assembled product.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity method expected to be remitted in the foreseeable future. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases computed in accordance with FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” of assets and liabilities.

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, Sony’s experience with operating loss carryforwards not expiring unused, as well as prudent and feasible tax planning strategies which would be employed by Sony, if necessary, to prevent net operating loss carryforwards from expiring unutilized.

Sony accounts for uncertain tax positions in accordance with FIN No. 48. Accordingly, Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to unrecognized tax benefits as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between tax authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between tax jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

In connection with the adoption of the provisions of FIN No. 48 on April 1, 2007, a charge against beginning retained earnings totaling 4,452 million yen was recorded.

Net income (loss) per share (“EPS”) -

Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period. The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of contingently convertible debt instruments regardless of whether the conditions to exercise the conversion rights have been met. All potentially dilutive securities are excluded from the calculation in a net loss situation.

(3) Recent pronouncements:

Accounting for collaborative arrangements -

In December 2007, the FASB ratified EITF Issue No. 07-1, "Accounting for Collaborative Arrangements". EITF Issue No. 07-1 defines collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items pursuant to the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”. Income statement classification of payments made between participants of a collaborative arrangement are to be based on other applicable authoritative accounting literature. EITF Issue No. 07-1 is effective for Sony as of April 1, 2009, and requires retrospective application to all prior periods presented for all collaborative arrangements existing as of the effective date. Sony is currently evaluating the impact of adopting EITF Issue No. 07-1.

Business combinations -

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations,” which applies for Sony prospectively to business combinations for which the acquisition date is on or after April 1, 2009. FAS No. 141(R) requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions. The effect of these changes on future periods will depend primarily on the nature and significance of any acquisitions subject to FAS No. 141(R). Also, under FAS No. 141(R), changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date. Adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of FAS No. 141(R).

In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, to amend FAS No. 141(R). FSP No. FAS 141(R)-1 addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. For Sony, FSP No. FAS 141(R)-1 is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009. The effect of FSP No. FAS 141(R)-1 will depend on the nature and significance of any acquisitions after the adoption date.

Noncontrolling interests in consolidated financial statements -

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” FAS No. 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of FAS No. 160, Sony will adopt the statement as of April 1, 2009, via retrospective application of the presentation and disclosure requirements. The effects on future periods will depend on the nature and significance of any transactions subject to FAS No. 160.

Determination of the useful life of intangible assets -

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FAS No. 142, “Goodwill and Other Intangible Assets.” The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. For Sony, FSP No. FAS 142-3 will require certain additional disclosures in future periods after the effective date of April 1, 2009, and application to useful life estimates prospectively for intangible assets acquired after March 31, 2009. The adoption of FSP No. FAS 142-3 is not expected to have a material impact on Sony’s results of operations and financial position.

Equity method investment accounting -

In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”, which addresses certain effects of FAS Nos. 141(R) and 160 on an entity’s accounting for equity-method investments. The consensus indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. EITF Issue No. 08-6 is effective for Sony as of April 1, 2009 and its effects on future periods will depend on the nature and significance of any transactions subject to EITF Issue No. 08-6.

Postretirement benefit plan asset disclosures -

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. FSP No. FAS 132(R)-1 requires additional disclosures about plan assets for sponsors of defined benefit pension and postretirement plans including expanded information regarding investment strategies, major categories of plan assets, and concentrations of risk within plan assets. Additionally, FSP No. FAS 132(R)-1 requires disclosures similar to those required under FAS No. 157 with respect to the fair value of plan assets such as the inputs and valuation techniques used to measure fair value and information with respect to classification of plan assets in terms of the hierarchy of the source of information used to determine their value. The disclosures under FSP No. FAS 132(R)-1 are required for annual periods ending after December 15, 2009. Upon initial application, the provisions of FSP No. FAS 132(R)-1 are not required for earlier periods that are presented for comparative purposes. Sony is currently evaluating the additional disclosures required by FSP No. FAS 132(R)-1.

Recognition and presentation of other-than-temporary impairments -

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to debt securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. In addition, upon adoption of the FSP, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. FSP No. FAS 115-2 and FAS 124-2 is effective for Sony as of April 1, 2009. Sony is currently evaluating the impact of adopting the FSP.

Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly -

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. FSP No. FAS 157-4

provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. FSP No. FAS 157-4 is effective for Sony as of April 1, 2009, and is applied prospectively. The adoption of FSP No. FAS 157-4 is not expected to have a material impact on Sony’s results of operations and financial position.

(4) Reclassifications:

Equity in net income (loss) of affiliated companies -

Sony periodically reviews the presentation of its financial information to ensure that it is consistent with the way management views the consolidated operations. Since Sony considers a majority of its equity investments to be integral to its operations, effective April 1, 2008, Sony reports equity in net income (loss) of affiliated companies as a component of operating income (loss). Prior to April 1, 2008, equity in net income (loss) of affiliated companies was presented below minority interest in income (loss) of consolidated subsidiaries and above net income (loss) in Sony’s consolidated results of operations. As a result of the reclassification, both operating income and income before income taxes increased by 78,654 million yen for the fiscal year ended March 31, 2007, by 100,817 million yen for the fiscal year ended March 31, 2008, and both operating loss and loss before income taxes increased by 25,109 million yen for the fiscal year ended March 31, 2009. The reclassification did not affect net income (loss) for all fiscal years presented.

Other reclassifications -

Certain reclassifications of the financial statements for the fiscal years ended March 31, 2007 and 2008 have been made to conform to the presentation for the fiscal year ended March 31, 2009.

3. Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2008	2009

Finished products	687,095	573,952
Work in process	119,656	79,848
Raw materials, purchased components and supplies	214,844	159,268

	1,021,595	813,068

4. Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2008	2009

Theatrical:
Released (including acquired film libraries)	130,280	112,425
Completed not released	5,369	23,778
In production and development	133,829	120,374

Television licensing:
Released (including acquired film libraries)	25,801	37,935
In production and development	1,652	4,180

Broadcasting rights	16,808	18,632

Less: current portion of broadcasting rights included in inventories	(9,496)	(10,447)

Total film costs	304,243	306,877

Sony estimates that approximately 89% of the unamortized costs of released films, excluding the amounts allocated to acquired film libraries, at March 31, 2009 will be amortized within the next three years. Approximately 109 billion yen of released film costs are expected to be amortized during the next twelve months. At March 31, 2009, unamortized acquired film libraries of approximately 1 billion yen are expected to be amortized on a straight-line basis over an average remaining life of one year. Approximately 113 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5. Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). Significant investments at March 31, 2009 of this nature include, but are not limited to, Sony’s interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) (50%) and S-LCD Corporation (“S-LCD”) (50% minus 1 share).

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31, 2008
	Sony Ericsson	S-LCD	SONY BMG	Others	Total
Current assets	676,077	139,040	224,474	307,149	1,346,740
Noncurrent assets	93,969	314,133	187,097	556,524	1,151,723
Total assets	770,046	453,173	411,571	863,673	2,498,463
Current liabilities	491,740	70,079	260,324	230,210	1,052,353
Long-term liabilities and minority interest	14,838	23,224	36,663	602,040	676,765
Stockholders’ equity	263,468	359,870	114,584	31,423	769,345

Percentage of ownership in equity investees	50%	50%	50%	20%-50%

Equity investment and undistributed
earnings of affiliated companies,
before consolidating and reconciling
adjustments	131,734	179,935	57,292

Consolidation and reconciling adjustments:
Advances	0	0	158
Other	0	0	(30,193)

Investment in and advances to equity investees
at cost plus equity in undistributed earnings
since acquisition	131,734	179,935	27,257	42,262	381,188

	Yen in millions
	March 31, 2009
	Sony Ericsson	S-LCD	Others	Total
Current assets	421,910	107,243	204,841	733,994
Noncurrent assets	84,991	321,264	90,922	497,177
Total assets	506,901	428,507	295,763	1,231,171
Current liabilities	372,482	117,401	134,990	624,873
Long-term liabilities and minority interest	12,360	23,256	59,446	95,062
Stockholders’ equity	122,059	287,850	101,327	511,236

Percentage of ownership in equity investees	50%	50%	20%-50%

Equity investment and undistributed
earnings of affiliated companies,
before consolidating and reconciling
adjustments	61,030	143,925

Consolidation and reconciling adjustments:
Other	(1,082)	(1,382)

Investment in and advances to equity investees
at cost plus equity in undistributed earnings
since acquisition	59,948	142,543	34,288	236,779

Statements of Income

	Yen in millions
	Fiscal year ended March 31, 2007
	Sony Ericsson	S-LCD	SONY BMG	MGM Holdings	Others	Total
Net revenues	1,766,855	457,635	475,839	126,694	461,189	3,288,212
Operating income (loss)	216,558	16,136	38,553	(9,606)	12,528	274,169
Other income (expense), net	8,456	(3,294)	(22,597)	(53,947)
Income (loss) before income taxes	225,014	12,842	15,956	(63,553)
Income tax (expense) benefit	(49,433)	0	(5,036)	7,321
Minority interest (expense) benefit	(4,978)	0	(864)	0
Net income (loss)	170,603	12,842	10,056	(56,232)	11,226	148,495

Percentage of ownership in equity investees	50%	50%	50%	45%	20%-50%

Equity in net income (loss) of affiliated
companies, before consolidating and
reconciling adjustments	85,301	6,421	5,028	(25,304)

Consolidation and reconciling adjustments:
Other	(16)	(1,375)	0	6,386

Equity in net income (loss) of affiliated companies	85,285	5,046	5,028	(18,918)	2,213	78,654

	Yen in millions
	Fiscal year ended March 31, 2008
	Sony Ericsson	S-LCD	SONY BMG	Others	Total
Net revenues	2,031,078	670,745	445,697	615,240	3,762,760
Operating income (loss)	220,980	19,695	38,054	13,762	292,491
Other income (expense), net	4,262	(1,379)	(9,039)
Income (loss) before income taxes	225,242	18,316	29,015
Income tax (expense) benefit	(60,935)	(520)	(8,725)
Minority interest (expense) benefit	(4,917)	0	(272)
Net income (loss)	159,390	17,796	20,018	(44,387)	152,817

Percentage of ownership in equity investees	50%	50%	50%	20%-50%

Equity in net income (loss) of affiliated
companies, before consolidating and
reconciling adjustments	79,695	8,898	10,009

Consolidation and reconciling adjustments:
Other	(214)	(1,479)	0

Equity in net income (loss) of affiliated companies	79,481	7,419	10,009	3,908	100,817

	Yen in millions
	Fiscal year ended March 31, 2009
	Sony Ericsson	S-LCD	Others	Total
Net revenues	1,459,259	670,311	550,691	2,680,261
Operating income (loss)	(92,762)	1,393	15,475	(75,894)
Other income (expense), net	12,599	11,191
Income (loss) before income taxes	(80,163)	12,584
Income tax (expense) benefit	23,888	(626)
Minority interest (expense) benefit	(3,434)	0
Net income (loss)	(59,709)	11,958	4,898	(42,853)

Percentage of ownership in equity investees	50%	50%	20%-50%

Equity in net income (loss) of affiliated
companies, before consolidating and
reconciling adjustments	(29,855)	5,979

Consolidation and reconciling adjustments:
Other	(400)	916

Equity in net income (loss) of affiliated companies	(30,255)	6,895	(1,749)	(25,109)

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method. Sony Ericsson purchases several key components such as camera modules, memory, batteries and LCD panels from Sony. Sony received a return of capital of 17,353 million yen from Sony Ericsson during the fiscal year ended March 31, 2008. Sony received dividends of 44,194 million yen in May 2007, 37,045 million yen in March 2008 and 23,363 million yen in September 2008 from Sony Ericsson.

S-LCD, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panels, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share. Sony invested 25,992 million yen and 13,273 million yen in S-LCD during the fiscal years ended March 31, 2008 and 2009, respectively. S-LCD is strategic to Sony’s television business as it provides a source of high quality large screen LCD panels to differentiate Sony’s Bravia LCD televisions.

In April 2005, Sony, through its wholly owned subsidiary Sony Corporation of America, acquired a 20% ownership interest in MGM Holdings Inc. (“MGM”), which operates under the Metro-Goldwyn-Mayer name and is focused on new film production and distribution activities. Although Sony owns 20% of MGM’s total equity, on a fully diluted basis as a result of the warrants dilution, Sony owns 45% of the total outstanding common stock and therefore, recorded 45% of MGM’s net income (loss) as equity in net income of affiliated companies. As a result of the cumulative losses recorded by MGM through March 31, 2007, the carrying value of Sony’s investment in MGM was written down to zero as of March 31, 2007. As Sony has not guaranteed any obligations of MGM nor has it otherwise committed to provide further financial support to MGM, Sony did not record its share of MGM’s net losses during the fiscal years ended March 31, 2008 and 2009.

On October 1, 2008, Sony acquired Bertelsmann AG’s 50% equity interest in SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”). As a result of this acquisition, SONY BMG became a wholly owned subsidiary of Sony and its results are consolidated from the acquisition date. The summarized financial information for SONY BMG for the six months ended September 30, 2008 is included in Others. See Note 24 Acquisitions for a further description of this acquisition. SONY BMG was established as a 50/50 joint venture on August 1, 2004 when Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG. As a result, the operations of SONY BMG were accounted for under the equity method from August 1, 2004 until Sony's acquisition of the remaining 50% equity interest.

Sony’s proportionate share in the underlying net assets of the investees exceeded the carrying value of investments in affiliated companies by 11,361 million yen at March 31, 2008. The variance mainly related to the difference in the carrying value of the net assets contributed by Sony and Bertelsmann AG upon the formation of SONY BMG. Thus, the difference was substantially eliminated after Sony’s acquisition of Bertelsmann AG's 50% interest in SONY BMG for the fiscal year ended March 31,2009.

Affiliated companies accounted for under the equity method with an aggregate carrying value of 6,931 million yen and 7,144 million yen at March 31, 2008 and 2009, were quoted on established markets at an aggregate value of 58,460 million yen and 26,909 million yen, respectively.

The number of affiliated companies accounted for under the equity method at March 31, 2008 and 2009 were 63 and 85, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2008	2009

Accounts receivable, trade	37,037	28,030

Accounts payable, trade	54,680	24,915

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Sales	299,487	266,303	204,578

Purchases	463,578	542,075	332,286

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2007, 2008 and 2009 were 10,475 million yen, 87,290 million yen and 40,361 million yen, respectively.

6. Transfer of financial assets

Sony has established several accounts receivable sales programs whereby Sony can sell up to 50,000 million yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to qualified special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2008 and 2009 were 181,412 million yen and 130,847 million yen, respectively. Losses from these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

A subsidiary of the financial services segment has established several receivables sales programs whereby the subsidiary can sell up to 23,000 million yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to qualified special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, since the subsidiary has relinquished control of the receivables. Total receivables sold during the fiscal year ended March 31, 2008 and 2009 were 113,755 million yen and 166,077 million yen, respectively. Losses from these transactions were insignificant. Although the subsidiary continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

7. Marketable securities and securities investments and other

Marketable securities and securities investments and other, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2008				March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities	3,052,096	78,723	(13,092)	3,117,727	2,435,846	53,494	(28,242)	2,461,098
Equity securities	239,551	75,316	(19,555)	295,312	114,910	11,254	(8,974)	117,190

Held-to-maturity
Securities	57,840	773	(34)	58,579	1,465,409	32,359	(4,454)	1,493,314

Total	3,349,487	154,812	(32,681)	3,471,618	4,016,165	97,107	(41,670)	4,071,602

At March 31, 2009, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities of one to forty years.

Proceeds from sales of available-for-sale securities were 374,612 million yen, 1,296,797 million yen and 1,165,451 million yen for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. On those sales, gross realized gains computed on the average cost basis were 38,448 million yen, 36,832 million yen and 41,860 million yen and gross realized losses were 4,031 million yen, 8,418 million yen and 30,554 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2008 and 2009 were 349,290 million yen and 286,323 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2008 and 2009, totaled 62,138 million yen and 60,400 million yen, respectively. Non-public equity investments are valued at cost as fair value is not readily determinable.

With respect to trading securities, primarily in the life insurance business, Sony recorded net unrealized gains of 11,550 million yen for the fiscal year ended March 31, 2007 and net unrealized losses of 57,003 million yen and 79,476 million yen for the fiscal years ended March 31, 2008 and 2009, respectively. Changes in the fair value of trading securities are primarily recognized in Financial service revenue in the consolidated statements of income.

The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2009.

	Yen in millions
	Less than 12 months		12 months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Available-for-sale:
Debt securities	187,712	(10,281)	197,822	(17,961)	385,534	(28,242)
Equity securities	38,745	(5,704)	10,778	(3,270)	49,523	(8,974)

Held-to-maturity
Securities	497,056	(4,454)	273	0	497,329	(4,454)

Total	723,513	(20,439)	208,873	(21,231)	932,386	(41,670)

For the fiscal years ended March 31, 2007, 2008 and 2009, total realized impairment losses were 7,413 million yen, 37,117 million yen and 45,644 million yen, respectively.

At March 31, 2009, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8. Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees' residential facilities and other assets. Certain of these leases have renewal and purchase options. Sony has also entered into capital lease arrangements with third parties to finance certain of its theatrical productions.

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2008	2009

Land	68	66
Buildings	1,669	1,610
Machinery, equipment and others	19,950	18,168
Film costs	32,991	22,757
Accumulated depreciation and amortization	(11,704)	(11,793)

	42,974	30,808

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2009:

Yen in millions

Fiscal year ending March 31:
2010	10,367
2011	8,169
2012	6,323
2013	4,486
2014	3,390
Later years	20,484
Total minimum lease payments	53,219
Less - Amount representing interest	10,159
Present value of net minimum lease payments	43,060
Less - Current obligations	8,920

Long-term capital lease obligations	34,140

Total minimum capital lease payments have not been reduced by minimum sublease income of 8,722 million yen due in the future under noncancelable subleases.

Rental expenses under operating leases for the fiscal years ended March 31, 2007, 2008 and 2009 were 85,598 million yen, 87,040 million yen and 87,360 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2007, 2008 and 2009 were 2,689 million yen, 1,718 million yen and 1,742 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2009 were 5,546 million yen.

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2009 are as follows:

Yen in millions

Fiscal year ending March 31:
2010	44,488
2011	35,028
2012	26,373
2013	18,162
2014	14,109
Later years	43,822

Total minimum future rentals	181,982

9. Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2009 totaled 201,366 million yen, which are primarily subject to amortization and are comprised of the following:

	Intangible assets acquired during the year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	28,842	8
Software to be sold, leased or otherwise marketed	26,765	3
Music catalogs	90,605	25
Artist contracts	17,174	10
Other	37,980	8

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2008		March 31, 2009
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Patent rights, know-how and license agreements	110,243	(55,932)	125,721	(61,557)
Software to be sold, leased or otherwise marketed	48,186	(23,529)	51,886	(20,779)
Music catalogs	106,587	(28,001)	180,679	(31,538)
Artist contracts	15,218	(13,820)	28,170	(12,331)
Other	48,457	(24,792)	103,239	(47,010)
Total	328,691	(146,074)	489,695	(173,215)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2007, 2008 and 2009 was 33,168 million yen, 39,138 million yen and 47,101 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions

Fiscal year ending March 31,
2010	49,668
2011	43,436
2012	29,422
2013	21,998
2014	15,825

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2008	2009

Trademarks	58,595	57,915
Distribution agreements	18,834	18,834
Other	3,444	3,119
Total	80,873	79,868

The changes in the carrying amount of goodwill by operating segment for the fiscal years ended March 31, 2008 and 2009 are as follows:

	Yen in millions
	Electronics	Game	Pictures	Financial Services	All Other	Total

Balance at March 31, 2007	71,269	116,645	94,186	1,675	20,894	304,669

Goodwill acquired during year	3,813	6,634	1,928	1,337	8,635	22,347
Impairment losses	-	-	-	-	(12)	(12)
Other*	(2,274)	(447)	(15,602)	8	(4,266)	(22,581)
Balance at March 31, 2008	72,808	122,832	80,512	3,020	25,251	304,423

Goodwill acquired during year	11,149	505	29,335	-	123,879	164,868
Impairment losses	-	-	-	-	(7,961)	(7,961)
Other*	(954)	95	(2,369)	-	(14,144)	(17,372)
Balance at March 31, 2009	83,003	123,432	107,478	3,020	127,025	443,958

*Other primarily consists of translation adjustments.

As described in Note 2, Sony performs an annual impairment test for goodwill. During the fiscal year ended March 31, 2009, Sony recorded an impairment loss of 7,961 million yen for reporting units in All Other, of which 7,655 million yen was related to goodwill recorded for Sony’s acquisition of Gracenote, Inc. (“Gracenote”), a company that provides technology and services for digital media identification, enrichment and recommendation. The impairment charge for Gracenote reflects the impact of weakened economic conditions which has resulted in lower growth forecasts for several key markets serviced by the company, including the automotive and mobile communications markets. The valuation of Gracenote has also decreased due to the use of a higher discount rate in calculating the present value of future cash flows to reflect higher perceived economic risk due to the economic downturn. The impairment charges reflected the overall decline in the fair value of the reporting units. The fair values of the reporting units were estimated principally using the expected present value of future cash flows. See Note 24 Acquisitions for a further description of this acquisition.

10. Insurance-related accounts

Sony’s life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The amounts of statutory net equity of the subsidiaries as of March 31, 2008 and 2009 were 198,057 million yen and 154,409 million yen, respectively.

(1) Insurance policies:

Life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2007, 2008 and 2009 were 481,764 million yen, 506,801 million yen and 526,303 million yen, respectively. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2007, 2008 and 2009 were 48,937 million yen, 53,035 million yen and 58,576 million yen, respectively.

(2) Deferred insurance acquisition costs:

Insurance acquisition costs, including such items as commission, medical examination and inspection report fees, that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2007, 2008 and 2009 amounted to 51,027 million yen, 59,932 million yen and 64,599 million yen, respectively.

(3) Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity, withdrawals and other factors. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Future policy benefits are computed using interest rates ranging from 1.2% to 4.8% and are based on factors such as market conditions and expected investment returns. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2008 and 2009, future insurance policy benefits amounted to 2,286,868 million yen and 2,486,259 million yen, respectively.

11. Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2008	2009

Unsecured commercial paper:
with a weighted-average interest rate of 0.66%		172,465
Unsecured loans:
with a weighted-average interest rate of 3.43% with a weighted-average interest rate of 3.18%	53,224
		121,150
Secured call money:
with a weighted-average interest rate of 0.57%	10,000
with a weighted-average interest rate of 0.48%		10,000

	63,224	303,615

At March 31, 2009, securities investments with a book value of 2,144 million yen and marketable securities with a book value of 8,121 million yen were pledged as collateral for 10,000 million yen of call money, by subsidiaries in Financial Services segment. In addition, marketable securities with a book value of 94,513 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes at March 31, 2009.

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2008	2009

Unsecured loans, representing obligations principally to banks:
Due 2008 to 2018, with interest rates ranging from 0.93% to 5.89% per annum	370,038
Due 2009 to 2020, with interest rates ranging from 0.67% to 5.24% per annum		380,388
Unsecured zero coupon convertible bonds, due 2008	250,000
Unsecured 1.01% bonds, due 2010, net of unamortized discount	39,998	39,999
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,993	49,996
Unsecured 0.80% bonds, due 2010, net of unamortized discount	49,995	49,997
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,998	49,999
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,987	39,990
Unsecured 1.52% bonds, due 2013, net of unamortized discount	34,998	34,998
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,985	29,987
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,994	24,995
Unsecured 2.35% bonds, due 2010	4,900	4,900
Unsecured 1.17% bonds, due 2011		10,500
Unsecured 1.40% bonds, due 2013		10,700
Unsecured 2.00% bonds, due 2018		16,300
Capital lease obligations:
Due 2008 to 2021 with interest rates ranging from 2.40% to 15.00% per annum	51,889
Due 2009 to 2018 with interest rates ranging from 0.78% to 9.14% per annum		43,060
Guarantee deposits received	24,163	21,878
	1,020,938	807,687
Less - Portion due within one year	291,879	147,540

	729,059	660,147

There are no significant adverse debt covenants or cross-default provisions related to the above borrowings.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions

2010	147,540
2011	236,425
2012	84,009
2013	82,588
2014	117,995
Later Years	139,130
Total	807,687

At March 31, 2009, Sony had unused committed lines of credit amounting to 1,070,613 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. At April 1, 2009, Sony replaced its existing multi-currency commitment facility with a new facility which decreased borrowing capacity by 236,734 million yen when compared to the capacity at March 31, 2009. Furthermore, at March 31, 2009, Sony has commercial paper programs, the size of which was 1,187,610 million yen. The amount of commercial paper issued, principally in Japan, was 172,465 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12. Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits, and are owned by Sony’s Japanese bank subsidiary which was established as an online internet bank for individuals. At March 31, 2008 and 2009, the balance of time deposits issued in amounts of 10 million yen or more were 223,817 million yen and 225,354 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2009, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions

2011	27,061
2012	18,746
2013	4,663
2014	3,486
2015	235
Later years	10,529
Total	64,720

13. Fair value measurements

As discussed in Note 2, effective April 1, 2008, Sony adopted FAS No. 157, "Fair Value Measurements", (as impacted upon adoption and during the fiscal year by FSP Nos. FAS 157-1, 157-2 and 157-3) with respect to fair value measurements of (a) all financial assets and liabilities and (b) nonfinancial assets and liabilities that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). Under FAS No. 157, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

Sony holds certain debt securities, equity securities and derivatives, which must be measured using the FAS No.157 prescribed fair value hierarchy and related valuation techniques. FAS No. 157 specifies a hierarchy of inputs to valuation techniques based on the extent to which inputs used in measuring fair value are observable in the market. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Sony’s assumptions about the assumptions that market participants would use in pricing the asset or liability. FAS No. 157 requires the use of observable market data if such data is available without undue cost and effort. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 — Inputs are unadjusted quoted prices for identical assets and liabilities in active markets. Level 1 assets and liabilities include equity securities and derivative contracts that are traded in an active market.

Level 2 — Inputs are based on observable inputs other than leve1 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category includes the majority of government debt securities, corporate debt securities and derivative contracts.

Level 3 — One or more significant inputs are unobservable. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow techniques, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation of assumptions that market participants would use in pricing the asset or liability. This category primarily includes certain private equity investments and certain hybrid financial instruments not classified within level 1 or 2.

(1) Valuation techniques:

Sony measures fair value as an exit price using the procedures described below for assets and liabilities subject to the fair value measurements of FAS No. 157. When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value. Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value,

including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Marketable Securities and Security investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities do not have actively traded quotes at the balance sheet date and require the use of unobservable inputs, such as indicative quotes from dealers and qualitative input from investment advisors, to value these securities.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters – i.e. parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. Where derivative products have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract and option valuation models employing market observable inputs, such as spot currency rates, time value and option volatilities. These derivatives are classified within level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

.

(2) Assets and liabilities that are measured at fair value on a recurring basis:

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2009 is as follows:

	Yen in millions
	March 31, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Marketable securities	123,183	308,073	20,589	451,845
Securities investments and other	141,032	2,230,207	105,185	2,476,424
Derivative assets *	-	24,401	-	24,401

Liabilities:
Derivative liabilities *	-	36,386	-	36,386

* Derivative assets and liabilities are recognized and disclosed on a gross basis.

The changes in fair value of level 3 assets and liabilities for the fiscal year ended March 31, 2009 are as follows:

	Yen in millions
	Assets
	Marketable securities	Securities investments and other
Beginning balance	1,678	67,373
Total realized and unrealized gains/(losses)
Included in earnings*1	(1,497)	(10,173)
Included in other comprehensive income (loss)	(337)	(7,938)
Purchases, issuances and settlements*2	19,931	267
Transfers in and/or out of level 3*3	814	55,656
Ending balance (March 31, 2009)	20,589	105,185
Changes in unrealized gains(losses) relating to instruments still held at reporting date
Included in earnings*1	(1,465)	(11,835)

*1 Earning effects are included in the “Financial service revenue” in the consolidated statements of income.

*2 Purchases, issuances and settlements include the reclassification between current assets and investments and advances.

*3 Transfers into or out of level 3 are reported as the value as of the beginning of the period in which the transfer occurs. Certain hybrid financial instruments were transferred into Level 3 due to a significant decline in market activities.

(3) Financial instruments:

The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature. The summary also excludes debt and equity securities which are disclosed in Note 7.

	Yen in millions
	March 31, 2008		March 31, 2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt including the current portion	1,020,938	1,024,879	807,687	809,377
Investment contracts included in policyholders’ account in the life insurance business	274,779	275,967	286,104	289,905

The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

14. Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for investment purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within 6 months after the balance sheet date. Sony does not use these derivative financial instruments for trading or speculative purposes, except for certain derivatives utilized for portfolio investments in the Financial Services segment. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for pursuant to FAS No. 133 as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income.

For the fiscal years ended March 31, 2007, 2008 and 2009, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2007 and 2008, these cash flow hedges were fully effective. For the fiscal year ended March 31, 2009, the ineffective portion of the hedging relationship is not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Foreign exchange forward contracts and purchased and written foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.

Interest rate swap agreements (including interest rate and currency swap agreements)

Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values.

Certain of the interest rate swap agreements Sony entered into are used for reducing the risk arising from the changes in the fair value of fixed rate available-for-sale debt securities. These derivatives are considered to be a hedge against changes in the fair value of Sony’s available-for-sale debt securities. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133.

Sony also enters into certain interest rate swap agreements for the purpose of reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. These interest rate swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt, are considered to be a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Other agreements

Certain subsidiaries in the Financial Services segment have credit default swap agreements, equity future contracts, other currency contracts and hybrid financial instruments as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contain embedded derivatives that are not required to be bifurcated because the entire instrument is carried at fair value.

For the fiscal year ended March 31, 2009, Sony adopted FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”, and the estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments under FAS No. 133	Yen in millions
	March 31, 2009
	Asset derivatives		Liability derivatives
	Balance sheet location	Fair value	Balance sheet location	Fair value

Interest rate contracts	Prepaid expenses and other current assets	294	Current liabilities other	7,115
Interest rate contracts		-	Liabilities other	1,428
Foreign exchange contracts	Prepaid expenses and other current assets	3,162	Current liabilities other	49
		3,456		8,592

Derivatives not designated as hedging instruments under FAS No. 133	Yen in millions
	March 31, 2009
	Asset derivatives		Liability derivatives
	Balance sheet location	Fair value	Balance sheet location	Fair value

Interest rate contracts	Prepaid expenses and other current assets	346	Current liabilities other	474
Interest rate contracts		-	Liabilities other	225
Foreign exchange contracts	Prepaid expenses and other current assets	19,461	Current liabilities other	27,094
Foreign exchange contracts	Assets other	2		-
Credit contracts	Prepaid expenses and other current assets	1,136	Current liabilities other	1
		20,945		27,794

Total derivatives		24,401		36,386

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal year ended March 31, 2009 (yen in millions).

Derivatives under FAS No. 133 fair value hedging relationships	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative

Interest rate contracts	Financial service revenue	(2,499)
Foreign exchange contracts	Foreign exchange gain, net	(8)
Total		(2,507)

Derivatives under FAS No. 133 cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount

Interest rate contracts	(242)	Interest expense	192		-
Foreign exchange contracts	(2,236)	Foreign exchange gain, net	3,685	Foreign exchange gain, net	65
Total	(2,478)	Total	3,877	Total	65

At March 31, 2009, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 1,584 million yen. Within the next twelve months, 506 million yen is expected to be reclassified from equity into earnings as a loss.

Derivatives not designated as hedging instruments under FAS No. 133	Location of gain or (loss) recognized in income on derivative	Amount of gain or (1oss) recognized in income on derivative (Yen in millions)

Interest rate contracts	Financial service revenue	(1,966)
Interest rate contracts	Financial service expenses	21
Foreign exchange contracts	Financial service revenue	11,424
Foreign exchange contracts	Foreign exchange gain, net	(39,542)
Equity contracts	Financial service revenue	8,795
Bond contracts	Financial service revenue	78
Credit contracts	Financial service revenue	1,352
Total		(19,838)

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2008		March 31, 2009
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	2,019,809	18,133	1,914,649	(5,337)
Currency option contracts purchased	215,693	5,501	4,109	47
Currency option contracts written	25,874	(503)	775	(77)
Currency swap agreements	4,146	(563)	1,791	4
Other currency contracts	-	-	29,678	845
Interest rate contracts:
Interest rate swap agreements	229,766	(5,155)	364,405	(8,602)
Interest rate future contracts	380,000	(103)	-	-
Credit contracts:
Credit default swap agreements	16,789	630	11,819	1,135
Bond contracts:
Bond future contracts	8,854	(141)	-	-

15. Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. In July 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which substantially cover all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB Statements No. 87, 88, 106 and 132(R)”. FAS No. 158 requires companies to measure the funded status of the plan as of the date of their fiscal year-end, effective for fiscal years ending after December 15, 2008. Sony adopted FAS No. 158 as of March 31, 2007 and as a result, recognized the funded status of each applicable plan on the balance sheet. The initial impact of adopting FAS No. 158 was a 9,508 million yen reduction in accumulated other comprehensive income, net of tax. Sony adopted the measurement date provisions of FAS No. 158 for the fiscal year ended March 31, 2009, and as a result of the adoption of FAS No. 158, adjustments of beginning retained earnings totaling 668 million yen and accumulated other comprehensive income totaling 630 million yen were recorded, respectively.

The components of net periodic benefit costs for the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Service cost	27,175	27,049	28,652
Interest cost	13,494	14,603	15,208
Expected return on plan assets	(17,299)	(19,763)	(18,950)
Recognized actuarial loss	10,072	10,173	12,440
Amortization of prior service costs	(10,321)	(10,334)	(10,358)
Net periodic benefit costs	23,121	21,728	26,992

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Service cost	7,664	6,321	10,557
Interest cost	10,179	10,963	11,869
Expected return on plan assets	(9,123)	(10,166)	(10,569)
Amortization of net transition asset	27	29	212
Recognized actuarial loss	2,536	1,647	507
Amortization of prior service costs	(295)	(298)	(262)
Losses (gains) on curtailments and settlements	120	(100)	1,569
Net periodic benefit costs	11,108	8,396	13,883

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 17,037 million yen, 10,686 million yen and 23 million yen, respectively.

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2008	2009	2008	2009

Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	636,541	667,022	216,880	188,639
Service cost	27,049	28,652	6,321	10,557
Interest cost	14,603	15,208	10,963	11,869
Plan participants’ contributions	-	-	555	493
Amendments	36	(421)	(24)	(259)
Actuarial (gain) loss	4,187	13,803	(13,131)	(19,976)
Foreign currency exchange rate changes	-	-	(24,936)	(32,860)
Curtailments and settlements	-	-	(308)	1,003
Effect of changes in consolidated subsidiaries	-	1,102	-	46,050
Benefits paid	(15,394)	(16,268)	(7,681)	(8,766)
Benefit obligation at end of the fiscal year	667,022	709,098	188,639	196,750

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	519,260	498,162	145,788	133,713
Actual return on plan assets	(43,019)	(76,217)	6,207	(34,184)
Foreign currency exchange rate changes	-	-	(18,124)	(25,266)
Employer contribution	34,189	34,635	6,382	9,747
Plan participants’ contributions	-	-	555	493
Curtailments and settlements	-	-	(100)	(797)
Effect of changes in consolidated subsidiaries	-	428	-	22,805
Benefits paid	(12,268)	(13,031)	(6,995)	(7,772)
Fair value of plan assets at end of the fiscal year	498,162	443,977	133,713	98,739

Funded status at end of year	(168,860)	(265,121)	(54,926)	(98,011)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2008	2009	2008	2009
Noncurrent assets	478	882	1,859	1,111
Current liabilities	-	-	(2,114)	(2,038)
Noncurrent liabilities	(169,338)	(266,003)	(54,671)	(97,084)
Ending Balance	(168,860)	(265,121)	(54,926)	(98,011)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2008	2009	2008	2009
Prior service cost (credit)	(116,768)	(106,827)	(999)	(1,099)
Net actuarial loss (gain)	242,145	338,011	19,691	41,066
Obligation (asset) existing at transition	-	-	258	398
Ending Balance	125,377	231,184	18,950	40,365

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2008	2009	2008	2009

Accumulated benefit obligations	662,976	704,660	148,419	158,286

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2008	2009	2008	2009

Projected benefit obligations	666,065	709,098	152,016	152,803
Accumulated benefit obligations	661,657	704,660	135,079	140,588
Fair value of plan assets	496,674	443,977	123,689	79,485

Weighted-average assumptions used to determine benefit obligations as of March 31, 2008 and 2009 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2008	2009	2008	2009

Discount rate	2.3%	2.2%	5.7%	6.5%
Rate of compensation increase	2.5	2.7	3.9	3.2

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2007	2008	2009	2007	2008	2009

Discount rate	2.2%	2.3%	2.3%	5.1%	5.3%	6.0%
Expected return on plan assets	3.7	4.0	3.9	7.3	7.1	7.1
Rate of compensation increase	3.2	2.5	2.5	3.6	3.6	3.4

As required under FAS No. 87, “Employers’ Accounting for Pensions”, the assumptions are reviewed for changes in circumstances.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of plan assets. Sony's pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities.

Following FAS No. 132(R), “Employers’ Disclosure about Pensions and Other Postretirement Benefits”, the weighted-average rate of compensation increase is calculated based on the pay-related plans only. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2008 and 2009 were as follows:

	Japanese plans
	March 31
	2008	2009

Equity securities	30.2%	26.9%
Debt securities	53.3	54.7
Cash	5.9	4.9
Other	10.6	13.5
Total	100.0%	100.0%

	Foreign plans
	March 31
	2008	2009

Equity securities	66.2%	56.3%
Debt securities	21.1	29.8
Real estate	5.4	4.3
Other	7.3	9.6
Total	100.0%	100.0%

For the pension plans of Sony Corporation and most of its subsidiaries in Japan, the target allocation as of March 31, 2009, is, as a result of Sony’s asset liability management, 28% of public equity, 58% of fixed income securities and 14% of other. When determining an appropriate asset allocation, diversification among assets is duly considered.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 34 billion yen to the Japanese plans and approximately 17 billion yen to the foreign plans during the fiscal year ending March 31, 2010.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
	Yen in millions	Yen in millions

Fiscal year ending March 31,
2010	21,627	21,830
2011	25,305	9,395
2012	26,674	9,805
2013	28,109	11,069
2014	30,530	11,964
2015 – 2019	185,319	68,472

16. Stockholders' equity

(1) Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2007, 2008 and 2009 have resulted from the following:

Number of shares
Balance at March 31, 2006	1,001,679,664
Conversion of convertible bonds	197,700
Exercise of stock acquisition rights	1,019,900
Balance at March 31, 2007	1,002,897,264
Conversion of convertible bonds	37,800
Exercise of stock acquisition rights	1,305,300
Exercise of warrants	203,000
Balance at March 31, 2008	1,004,443,364
Exercise of stock acquisition rights	92,000
Balance at March 31, 2009	1,004,535,364

At March 31, 2009, 16,429,000 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Companies Act by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Japanese Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2007, 2008 and 2009.

(2) Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2009 was 916,703 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2009, including cash dividends for the six-month period ended March 31, 2009, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony

Corporation held on May 13, 2009 and was then recorded in the statutory books of account, in accordance with the Japanese Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 104,140 million yen and 79,160 million yen at March 31, 2008 and 2009, respectively.

(3) Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2007, 2008 and 2009 is comprised of the following:

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount

For the fiscal year ended March 31, 2007:
Unrealized gains (losses) on securities -
Unrealized holding gains arising during the period	6,242	721	6,963
Less : Reclassification adjustment included in net income	(34,416)	12,745	(21,671)
Unrealized gains (losses) on derivative instruments -
Unrealized holding gains arising during the period	10,786	(3,879)	6,907
Less : Reclassification adjustment included in net income	(10,056)	4,123	(5,933)
Minimum pension liability adjustment	(8,160)	5,406	(2,754)
Foreign currency translation adjustments -
Translation adjustments arising during the period	88,957	(2,644)	86,313

Other comprehensive income	53,353	16,472	69,825

For the fiscal year ended March 31, 2008:
Unrealized gains (losses) on securities -
Unrealized holding gains arising during the period *	13,437	(3,081)	3,043
Less : Reclassification adjustment included in net income	(28,414)	10,204	(18,210)
Unrealized gains (losses) on derivative instruments -
Unrealized holding losses arising during the period	(2,588)	781	(1,807)
Less : Reclassification adjustment included in net income	(559)	70	(489)
Pension liability adjustment *	(33,401)	7,900	(26,103)
Foreign currency translation adjustments -
Translation adjustments arising during the period	(219,391)	6,231	(213,160)
Less : Reclassification adjustment included in net income	692	-	692

Other comprehensive income	(270,224)	22,105	(256,034)

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount

For the fiscal year ended March 31, 2009:
Unrealized gains (losses) on securities -
Unrealized holding losses arising during the period*	(105,145)	40,198	(48,207)
Less : Reclassification adjustment included in net income	11,306	(3,958)	7,348
Unrealized gains (losses) on derivative instruments -
Unrealized holding losses arising during the period	(2,988)	1,059	(1,929)
Less : Reclassification adjustment included in net income	5,335	(1,619)	3,716
Pension liability adjustment*	(127,222)	51,527	(74,517)
Foreign currency translation adjustments -
Translation adjustments arising during the period	(250,085)	1,854	(248,231)
Less : Reclassification adjustment included in net income	534	-	534

Other comprehensive income	(468,265)	89, 061	(361,286)

*Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding losses and the pension liability adjustment arising during the period.

During the fiscal year ended March 31, 2008 and 2009, losses of 692 million yen and 534 million yen, respectively, of foreign currency translation adjustments were transferred from other comprehensive income to net income as a result of the liquidation of certain foreign subsidiaries.

17. Stock-based compensation plans

Sony has four types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.

(1) Stock Acquisition Rights plan:

Sony has an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Companies Act of Japan. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2007, 2008 and 2009 were 1,770 yen, 1,839 yen and 398 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2007, 2008 and 2009, were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
Weighted-average assumptions	2007	2008		2009

Risk-free interest rate	3.28%	3.04%		2.07%
Expected lives	6.30 years	6.10	years	6.23	years
Expected volatility*	34.17%	30.48%		33.35%
Expected dividends	0.53%	0.47%		1.29%

* Expected volatility was based on the historical volatilities of Sony’s common stock over the expected life of the stock acquisition rights.

Presented below is a summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2009.

	Fiscal year ended March 31
	2009
	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Total Intrinsic Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	11,201,200	4,327
Granted	2,508,500	3,002
Exercised	(92,000)	3,882
Forfeited or expired	(225,500)	4,374

Outstanding at end of the fiscal year	13,392,200	4,041	7.17	-
Exercisable at end of the fiscal year	8,408,500	4,129	6.08	-

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2007, 2008 and 2009 was 1,622 million yen, 2,643 million yen and 95 million yen, respectively.

Presented below is a summary of the activities regarding the nonvested stock acquisition rights during the fiscal year ended March 31, 2009.

	Fiscal year ended March 31
	2009
	Number of Shares	Weighted- average Grant-date Fair value
		Yen
Outstanding at beginning of the fiscal year	5,184,200	1,760
Granted	2,508,500	398
Vested	(2,554,600)	1,742
Forfeited or expired	(154,400)	1,716

Outstanding at end of the fiscal year	4,983,700	1,085

As of March 31, 2009, there was 2,138 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.01 years. The total fair value of stock acquisition rights vested during the fiscal years ended March 31, 2007, 2008 and 2009 was 3,670 million yen,

3,927 million yen and 3,333 million yen, respectively.

(2) Convertible Bond plan:

Sony has an equity-based compensation plan for selected executives of Sony’s U.S. subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds, which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet.

Presented below is a summary of the activities regarding the convertible bond plan during the fiscal year ended March 31, 2009.

	Fiscal year ended March 31
	2009
	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Total Intrinsic Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	1,655,200	9,075
Exercised	-	-
Expired	(22,500)	7,818

Outstanding at end of the fiscal year	1,632,700	9,092	2.24	-
Exercisable at end of the fiscal year	1,632,700	9,092	2.24	-

There were no shares granted under the convertible bond plan during the fiscal years ended March 31, 2007, 2008 and 2009. The total intrinsic value of shares exercised under the convertible bond plan during the fiscal years ended March 31, 2007 and 2008 was 73 million yen and 17 million yen, respectively. There were no shares exercised under the convertible bond plan during the fiscal year ended March 31, 2009. All shares under the convertible bond plan were exercisable as of March 31, 2009.

(3) Stock appreciation rights (“SARs”) plan:

Sony granted SARs in the United States of America for selected employees. Under the terms of these plans, employees upon exercise of such rights receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to ten years from the date of grant.

There were no SARs granted during the fiscal years ended March 31, 2007, 2008 and 2009. As of March 31, 2009, there were 91,750 SARs outstanding and the weighted-average exercise price was 8,174 yen. All SARs were exercisable as of March 31, 2009.

As all outstanding SARs were fully vested upon the adoption of FAS No.123(R), compensation expense for the SARs continues to be accounted for under the intrinsic value method in which compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which was the method used under FAS No. 123. SAR compensation expense for the fiscal years ended March 31, 2007, 2008 and 2009 was insignificant.

(4) Warrant plan:

Sony had an equity-based compensation plan using unsecured bonds with detachable warrants that ended during the fiscal year ended March 31, 2008. Upon issuance of the unsecured bonds, Sony Corporation purchased all of the detachable warrants and distributed them to selected directors, corporate executive officers and employees of Sony. By exercising a warrant, directors, corporate executive officers and employees could purchase shares of Sony Corporation common stock, the number of which was designated by each plan. The warrants generally vested ratably over a period of three years, and were exercisable up to six years from the date of grant. There were no outstanding warrants at March 31, 2009 as all the remaining outstanding warrants to purchase 942,900 shares under the warrant plan expired during the fiscal year ended March 31, 2008. There were no warrants granted during the fiscal years ended March 31, 2007, 2008 and 2009.

The stock-based compensation expense for the fiscal years ended March 31, 2007, 2008 and 2009 was 3,838 million yen, 4,130 million yen and 3,446 million yen, respectively. The income tax benefit related to the stock-based compensation expense for the fiscal years ended March 31, 2007, 2008 and 2009 was 790 million yen, 952 million yen and 543 million yen, respectively. The total cash received from exercises under all the stock-based compensation plans during the fiscal years ended March 31, 2007, 2008 and 2009 was 5,566 million yen, 7,484 million yen and 378 million yen, respectively. Sony issued new shares upon exercise of these rights. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal years ended March 31, 2008 and 2009 totaled 318 million yen and 4 million yen, respectively. There was no actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal year ended March 31, 2007.

18. Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within its Electronics segment, Pictures segment and All Other. For the fiscal years ended March 31, 2007, 2008 and 2009, Sony recorded total restructuring charges of 38,770 million yen, 47,273 million yen and 75,390 million yen, respectively. Significant restructuring charges and asset impairments include the following:

Electronics Segment

In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). Sony also ceased production at two overseas manufacturing sites, including Sony Dax Technology Center in France, which manufactures tape and other recording media, and terminated LCD rear-projection television operations. For the fiscal years ended March 31, 2007, 2008 and 2009, Sony recorded total restructuring charges of 37,421 million yen, 45,635 million yen and 61,913 million yen, respectively, within the Electronics segment. Included within these restructuring charges are non-cash inventory and long-lived asset write downs and disposals which represent a substantial majority of Sony’s total such charges. Significant restructuring activities are as follows:

Retirement Programs -

In an effort to improve the performance of the Electronics segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has implemented and will continue a company-wide (including Headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the Electronics segment restructuring charges for employee termination benefits totaling 9,704 million yen, 11,035 million yen and 44,536 million yen for the fiscal years ended March 31, 2007, 2008 and 2009, respectively, and these charges were included mainly in selling, general and administrative expenses in the consolidated statement of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2009 was 42,400 million yen and will be paid throughout the fiscal year ending March 31, 2010. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Termination of LCD rear-projection televisions operations -

Due to a significant decline in the business conditions of the European LCD rear-projection television industry, Sony made a decision during the fiscal year ended March 31, 2007 to discontinue LCD rear-projection television production in Europe. Restructuring charges totaling 3,844 million yen consisted of inventory write downs and accruals for supplier claims. Of the total restructuring charges, 3,782 million yen was recorded in cost of sales in the consolidated statements of income.

During the fiscal year ended March 31, 2008, Sony continued the restructuring of its LCD rear-projection television business. Due to the continued downsizing of the worldwide LCD rear-projection market, Sony made the decision to discontinue its worldwide LCD rear-projection television business during the fiscal year ended March 31, 2008. Restructuring charges totaling 19,732 million yen consisted mainly of inventory write downs and disposal or impairment of assets. Of the total restructuring charges, 11,947 million yen was recorded in cost of sales and 6,730 million yen was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

During the fiscal year ended March 31, 2009, restructuring activities related to Sony's LCD rear-projection television business were nearly completed and Sony recorded restructuring charges of 132 million yen. As of March 31, 2009 there was no material remaining liability.

Pictures Segment

In an effort to improve the performance of the Pictures segment, Sony has initiated a restructuring effort during the year ended March 31, 2009 to reduce its operating costs and to rationalize certain operations. This restructuring effort primarily consists of the reduction in staffing levels. The total estimated cost of this restructuring effort is approximately 6,946 million yen , of which 4,908 million yen has been incurred through March 31, 2009. These restructuring charges primarily consisted of personnel related costs, and were included in selling, general and administrative expense. This restructuring program is expected to be completed over the next year and 2,038 million yen is expected to be incurred in the next fiscal year. At March 31, 2009, the remaining liability balance was 3,929 million yen which will be paid or settled over the next year.

All Other (Music Business)

In an effort to improve the performance of its Music Business due to the continued contraction of the physical music market, Sony has undergone a number of restructuring efforts to reduce operating costs at Sony Music Entertainment Inc. (“SME”), Sony Music Entertainment (Japan) Inc. (“SMEJ”) and Sony’s U.S. based music publishing subsidiary. For the fiscal years ended March 31, 2007, 2008 and 2009, Sony recorded total restructuring charges of 1,329 million yen, 813 million yen and 6,337 million yen within All Other for restructuring activities related to Sony’s Music Business.

Sony has recorded restructuring charges of 4,482 million yen for the fiscal year ended March 31, 2009 for SME, which consisted of 3,434 million yen of personnel related costs, 881 million yen of lease and contract termination costs and 167 million yen of other exit costs. These charges were recorded in selling, general and administrative expense. At March 31, 2009, the remaining liability balance was 3,401 million yen, the majority of which will be paid or settled over the next year.

In connection with the acquisition of SME, Sony also recorded restructuring accruals of 11,617 million yen related to SME restructuring activities, the substantial majority of which occurred prior to the acquisition. The restructuring accruals included severance benefits of 8,980 million yen and lease, other contract termination and other exit costs of 2,637 million yen. At March 31, 2009, the remaining liability balance was 6,188 million yen, the majority of which will be paid or settled over the next year.

For the fiscal years ended March 31, 2007, 2008 and 2009, Sony recorded total restructuring charges of 1,329 million yen, 813 million yen and 1,855 million yen for SMEJ and Sony’s U.S. based music publishing subsidiary, which were primarily personnel related costs included in selling, general and administrative expenses in the consolidated statement of income. At March 31, 2009, the remaining liability balance was 144 million yen which will be paid or settled over the next year.

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2007, 2008 and 2009 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals	Other associated costs	Total

Balance at March 31, 2006	19,861	-	10,813	30,674

Restructuring costs	10,790	15,467	12,513	38,770
Non-cash charges	-	(15,467)	-	(15,467)
Cash payments	(23,052)	-	(14,705)	(37,757)
Adjustments	(152)	-	1,277	1,125

Balance at March 31, 2007	7,447	-	9,898	17,345

Restructuring costs	12,627	25,937	8,709	47,273
Non-cash charges	-	(25,937)	-	(25,937)
Cash payments	(8,339)	-	(11,926)	(20,265)
Adjustments	(842)	-	(1,012)	(1,854)

Balance at March 31, 2008	10,893	-	5,669	16,562

SME acquisition	8,980	-	2,637	11,617
Restructuring costs	56,385	10,182	8,823	75,390
Non-cash charges	-	(10,182)	-	(10,182)
Cash payments	(21,900)	-	(5,160)	(27,060)
Adjustments	(545)	-	(508)	(1,053)
	8,980	-

Balance at March 31, 2009	53,813	-	11,461	65,274

At March 31, 2009, the accrual for other associated costs in the table above primarily relates to restructuring efforts in the Electronics segment.

Sony anticipates recording approximately 110 billion yen of restructuring charges for the fiscal year ending March 31, 2010.

19. Research and development costs, advertising costs and shipping and handling costs

(1) Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2007, 2008 and 2009 were 543,937 million yen, 520,568 million yen and 497,297 million yen, respectively.

(2) Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2007, 2008 and 2009 were 505,462 million yen, 468,674 million yen and 436,412 million yen, respectively.

(3) Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2007, 2008 and 2009 were 120,442 million yen, 136,506 million yen and 120,175 million yen, respectively, which included the internal transportation costs of finished goods.

20. Significant transactions

(1) Gain on change in interest in subsidiaries and equity investees

In June 2006, Sony sold 51.0% of its ownership interest in StylingLife Holdings Inc., a holding company covering six retail companies within Sony Group previously included within All Other. In November 2006, Sony sold an additional portion of its ownership interest in StylingLife Holdings Inc. These transactions reduced Sony’s ownership interest from 100% to 22.5%. As a result of this sale, Sony recorded a 27,398 million yen gain and provided deferred taxes on this gain.

In addition to the above transaction, for the fiscal year ended March 31, 2007, Sony recognized 4,111 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 31,509 million yen.

In October 2007, Sony Financial Holdings Inc. issued 75,000 shares at 384,000 yen per share with a total value of 28,800 million yen in connection with its initial public offering. Sony Corporation sold 725,000 shares of Sony Financial Holding Inc., at 384,000 yen per share with a total value of 278,400 million yen. In November 2007, Sony Corporation sold 70,000 shares of Sony Financial Holding Inc., at 384,000 yen per share with a total value of 26,880 million yen. As a result of these transactions, Sony recorded a 7,010 million yen gain on issuance of stock by Sony Financial Holdings Inc. and provided deferred taxes on this gain. In addition, Sony recorded a 74,030 million yen gain on the sale of its shares of Sony Financial Holdings Inc. These transactions reduced Sony’s ownership interest from 100% to 60.0%.

In addition to the above transaction, for the fiscal year ended March 31, 2008, Sony recognized 1,015 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 82,055 million yen.

In August and November 2008, Sony recorded gains of 332 million yen and 1,490 million yen, respectively, in relation to So-net Entertainment Corporation’s sale of its shares of DeNA Co., Ltd.

In addition to the above transaction, for the fiscal year ended March 31, 2009, Sony recorded 60 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 1,882 million yen.

The above mentioned transactions were recorded in other income due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations. Those transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

(2) Other significant transactions

During the fiscal years ended March 31 2007, 2008 and 2009, Sony sold portions of the site of its former headquarters and recorded gains of 21,700 million yen, 60,683 million yen and 3,810 million yen, respectively.

In March 2008, Sony sold a portion of its semiconductor operations in Nagasaki, Japan, including machinery and equipment for 90,868 million yen and recorded a gain of 15,600 million yen. As of March 31, 2008, the total sales amount was recorded in other current assets, of which 45,434 million yen was received in April 2008 and the remaining 45,434 million yen was received in June 2008. Concurrent with the sale, Sony and the purchaser formed a joint venture which is accounted for under the equity method. The joint venture commenced operations on April 1, 2008 to produce semiconductors with the above-mentioned production equipment made available to the joint venture by the purchaser. During the fiscal year ended March 31 2009, Sony received rental payments of 2,834 million yen from the joint venture related to the facility where the production equipment was located.

In March 2008, Sony sold the urban entertainment complex “The Sony Center am Potsdamer Plats” in Berlin, Germany for 81,962 million yen and recorded a gain of 10,008 million yen, of which 66,389 million yen was received in March 2008 and the remaining 15,573 million yen was received in March 2009.

21. Income taxes

Domestic and foreign components of income before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	174,628	455,171	(4,453)
Foreign subsidiaries	6,063	111,963	(170,502)

	180,691	567,134	(174,955)

Income taxes - Current:
Sony Corporation and subsidiaries in Japan	51,395	76,127	34,631
Foreign subsidiaries	15,686	107,311	45,890

	67,081	183,438	80,521

Income taxes - Deferred:
Sony Corporation and subsidiaries in Japan	27,331	53,124	(105,211)
Foreign subsidiaries	(40,524)	(33,084)	(48,051)

	(13,193)	20,040	(153,262)

Total income tax expense (benefit)	53,888	203,478	(72,741)

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2007	2008	2009

Statutory tax rate	41.0%	41.0%	(41.0%)

Non deductible expenses	6.9	0.7	1.9
Income tax credits	(16.3)	(5.1)	11.4
Change in valuation allowances	(1.6)	(3.5)	12.9
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	7.2	2.4	(31.8)
Lower tax rate applied to life and non-life insurance business in Japan	(2.3)	(0.2)	0.8
Foreign income tax differential	7.4	(2.1)	0.5
Adjustments to tax accruals and reserves	2.8	0.2	(7.3)
Effect of equity in net income (loss) of affiliated companies	(17.8)	(7.3)	5.9
Capital gains on the sale of shares of Sony Financial Holdings, Inc.	-	6.7	-
Other	2.5	3.1	5.1

Effective income tax rate	29.8%	35.9%	(41.6%)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2008	2009
Deferred tax assets:
Operating loss carryforwards for tax purposes	99,245	191,632
Accrued pension and severance costs	112,100	158,539
Film costs	39,449	28,787
Warranty reserves and accrued expenses	79,572	67,225
Future insurance policy benefits	27,037	23,387
Accrued bonus	24,976	18,759
Inventory	57,186	40,741
Depreciation	32,403	35,044
Tax credit carryforwards	56,339	46,595
Reserve for doubtful accounts	4,961	7,696
Impairment of investments	36,878	35,451
Deferred revenue in the Pictures segment	16,888	18,503
Other	153,001	157,023
Gross deferred tax assets	740,035	829,382
Less: Valuation allowance	(96,007)	(117,204)
Total deferred tax assets	644,028	712,178

Deferred tax liabilities:
Insurance acquisition costs	(143,688)	(144,989)
Unbilled accounts receivable in the Pictures segment	(47,076)	(44,385)
Unrealized gains on securities	(50,463)	(17,482)
Intangible assets acquired through stock exchange offerings	(32,328)	(32,941)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(104,780)	(40,936)
Other	(114,646)	(100,672)
Gross deferred tax liabilities	(492,981)	(381,405)

Net deferred tax assets	151,047	330,773

The presentation of deferred tax assets and a related valuation allowance as of March 31, 2008 have been revised to conform with the presentation as of March 31, 2009. This revision, which had no impact on net deferred tax assets, reduced deferred tax assets and a related valuation allowance each by 23,617 million yen as of March 31, 2008.

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance were an increase of 20,342 million yen for the fiscal year ended March 31, 2007, a decrease of 57,817 million yen for the fiscal year ended March 31, 2008 and an increase of 21,197 million yen for the fiscal year ended March 31, 2009, respectively. The increase in the tax provision during the fiscal year ended March 31, 2007 was a result of additional valuation allowances due to continued losses recorded by certain subsidiaries, mainly in the electronics business. The decrease during the fiscal year ended March 31, 2008 was a result of improved and sustainable profitability at entities in certain tax jurisdictions where the deferred tax assets are now considered more likely than not to be realized. The increase during the fiscal year ended March 31, 2009 was a result of additional valuation allowances recorded on deferred tax assets for net operating loss carryforwards at certain subsidiaries.

Sony Computer Entertainment Inc. (“SCEI”), Sony Computer Entertainment America Inc. (“SCEA”) and Sony Computer Entertainment Europe Limited (“SCEE”) are each in a three year cumulative pre-tax loss position at March 31, 2009. A cumulative loss position in recent years is considered as significant negative evidence in assessing the realizability of a deferred tax asset. Nevertheless, Sony concluded that it is more-likely-than-not that SCEI’s, SCEA’s and SCEE’s deferred tax assets will be fully realized based on the consideration of both positive and negative evidence, including future earnings forecasts coupled with qualifying tax-planning strategies within the meaning of FAS No. 109.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2008	2009

Current assets - Deferred income taxes	237,073	189,703
Other assets - Deferred income taxes	198,666	359,050
Current liabilities - Other	(16,092)	(29,621)
Long-term liabilities - Deferred income taxes	(268,600)	(188,359)

Net deferred tax assets	151,047	330,773

At March 31, 2009, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 891,833 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2009 for such temporary differences can not be determined.

At March 31, 2009, operating loss carryforwards totaled 1,024,606 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions.  With the exception of 80,276 million yen with no expiration period, the total operating loss carryforwards expire at various dates primarily up to 7 and 20 years depending on the jurisdictions.

Tax credit carryforwards for tax purposes at March 31, 2009 amounted to 46,595 million yen. With the exception of 7,467 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 8 years.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2008	2009

Balance at beginning of the fiscal year	223,857	282,098
Reductions for tax positions of prior years	(51,669)	(23,585)
Additions for tax positions of prior years	74,809	11,164
Additions based on tax positions related to the current year	73,940	68,848
Settlements	(9,344)	(13,267)
Lapse in statute of limitations	(1,969)	(921)
Foreign currency translation adjustments	(27,526)	(47,710)
Balance at end of the fiscal year	282,098	276,627

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	107,437	72,008

The major changes in the total gross amount of unrecognized tax benefit balances relate to the Bilateral Advance Pricing Agreements (“APAs”) filed for certain subsidiaries in the Game and Electronics segments with respect to their intercompany cross-border transactions.  These APAs include agreements between Sony and two domestic or foreign taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Because these are government to government negotiations, it is reasonably possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

During the fiscal year ended March 31, 2008, Sony recorded 260 million yen of interest expense and reversed 204 million yen of penalties. At March 31, 2008, Sony had recorded liabilities of 8,159 and 3,492 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2009, Sony reversed 1,956 million yen of interest expense and 389 million yen of penalties. At March 31, 2009, Sony has recorded liabilities of 6,204 and 3,103 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by both Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, Sony does not expect that change to have a significant impact on Sony’s financial position or results of operations.

   Sony remains subject to examinations by Japanese taxing authorities for tax years from 2002 through 2008, and by the U.S. and other foreign taxing authorities for tax years from 2001 through 2008.

22. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2007, 2008 and 2009 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009
Net income (loss) for basic and diluted EPS computation	126,328	369,435	(98,938)

	Thousands of shares

Weighted-average shares	1,001,403	1,003,001	1,003,499
Effect of dilutive securities:
Warrants and stock acquisition rights	2,413	2,944	-
Convertible bonds	46,355	46,267	-
Weighted-average shares for diluted EPS computation	1,050,171	1,052,212	1,003,499

	Yen

Basic EPS	126.15	368.33	(98.59)

Diluted EPS	120.29	351.10	(98.59)

Potential shares of common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2007, 2008 and 2009 were 10,541 thousand shares, 9,542 thousand shares and 13,553 thousand shares, respectively. The potential shares were excluded as anti-dilutive in the fiscal years ended March 31, 2007 and 2008 as the exercise price for those shares was in excess of the average market value of Sony’s common stock during those fiscal years, and the potential shares were excluded as anti-dilutive for the fiscal year ended March 31, 2009 due to Sony incurring a net loss for the fiscal year.

23. Variable interest entities

Sony has, from time to time, entered into various arrangements with variable interest entities (“VIEs”). These arrangements include facilities which provide for the leasing of certain property, the financing of film production, the U.S. based music publishing business and several joint ventures in the recorded music business. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony leases the headquarters of its U.S. subsidiary from a VIE. In December 2008, Sony renewed its option under the lease agreement and extended the term of the lease until December 2015. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. Under the lease, Sony has provided a minimum guarantee to the VIE that if the sales price is less than 255 million U.S. dollars, Sony is obligated to make up the lesser of the shortfall or 214 million U.S. dollars. As a result of the minimum guarantee, it was determined that Sony absorbs the majority of the expected losses and is therefore the primary beneficiary. Sony has not provided any additional support to the VIE other than its contractually obligated lease payments. Sony has the option to purchase the building at any time during the lease term for 255 million U.S. dollars. The debt held by the VIE is unsecured and there is no recourse to the creditors outside of Sony. The assets of the VIE are not available to settle the obligations of Sony. At March 31, 2009, the VIE had property, plant and equipment of 18,565 million yen and long-term debt of 25,049 million yen which were included in Sony’s statement of financial position.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third party investor and has been determined to be a VIE.  The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use.  Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture.  In addition, the third party investor receives a guaranteed annual dividend of up to 11 million U.S. dollars through September 30, 2011. As a result of its obligation to provide funding to the joint venture, Sony absorbs the majority of the expected losses and is therefore the primary beneficiary of the VIE. Accordingly, Sony consolidates the financial position and results of operations of the music publishing subsidiary. The assets of the music publishing subsidiary are not available to settle the obligations of Sony. At March 31, 2009, the assets and liabilities of the VIE that were included in Sony’s statement of financial position were as follows:

Yen in millions
Assets:
Cash and cash equivalents	5,403
Account receivables, net	216
Other current assets	24,194
Property, plant and equipment, net	796
Intangibles, net	74,105
Goodwill	15,039
Other non-current assets	9,469
Total assets	129,222

Liabilities:
Accounts payable and accrued expenses	36,090
Other current liabilities	6,758
Other non-current liabilities	3,291
Total liabilities	46,139

In connection with the December 2007 refinancing of the third party investor’s debt obligations, Sony has issued a guarantee to a creditor of the third party investor in which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor.  The assets of the third party investor that are being used as collateral were placed in a separate trust which was established in December 2007.  The trust is also a VIE in which Sony has had significant variable interests since establishment, but is not the primary beneficiary. The assets held by the trust consist of the third party investor's 50% ownership interest in the music publishing subsidiary.  At March 31, 2009, the fair value of the assets held by the trust exceeded 300 million U.S. dollars.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs under FIN 46(R). As Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIE becomes profitable, it has been determined that Sony is the primary beneficiary of these VIEs. The assets of these VIEs are not available to settle the obligations of Sony. Accordingly, Sony consolidates the financial position and results of operations of these entities. On an aggregate basis, the total assets and liabilities for these entities at March 31, 2009 were 3,585 million yen and 1,415 million yen, respectively.

A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to twelve pictures. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third party investors and the remaining funding was provided through a 300 million U.S. dollars bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was determined that the subsidiary is the primary beneficiary as it was projected to absorb the majority of the losses or residual returns. As of March 31, 2009, the bank credit facility had been terminated and the third party investors have been repaid their 95 million U.S. dollar investment. As of March 31, 2009, the subsidiary consolidated 550 million yen of film costs and 1,670 million yen of participation liabilities relating to the VIE. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the twelve pictures and the VIE received a participation interest in these films on identical financial terms to those described above.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

A subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008. The subsidiary received 570 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses). Additionally, on January 19, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the third VIE that it will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). As of March 31, 2009, eight films of the subsidiary have been released and approximately 222 million U.S. dollars have been funded by the third VIE. Under all three agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIEs shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As the subsidiary did not make any equity investment in these three VIEs nor issue any guarantees with respect to the VIEs, the subsidiary does not absorb the majority of the losses or residual returns, and therefore does not qualify as the primary beneficiary for any of the VIEs. As of March 31, 2009, there are no amounts recorded on the subsidiary’s balance sheet that relate to any of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

24. Acquisitions

On October 1, 2008, Sony completed the acquisition of Bertelsmann AG's (“Bertelsmann”) 50% equity interest in SONY BMG, a global entertainment company engaged primarily in the development, production and distribution of recorded music, in all commercial formats and musical genres.

SONY BMG was a 50/50 joint venture between Sony and Bertelsmann originally created in August 2004. Prior to this acquisition, Sony’s 50% equity interest was accounted for under the equity method of accounting through September 30, 2008. As a result of Sony’s acquisition of Bertelsmann’s 50% interest, SONY BMG, which has been renamed Sony Music Entertainment, became a wholly owned subsidiary of Sony and the results of SONY BMG were consolidated by Sony beginning October 1, 2008.

This acquisition will allow Sony to achieve a deeper and more robust integration between the wide-ranging global assets of the recorded music company and Sony’s products, operating companies and affiliates.  Ultimately, this acquisition is expected to further Sony’s goal of offering a total entertainment experience to consumers.

Bertelsmann’s 50% interest in SONY BMG was acquired for 97,424 million yen, consisting of cash consideration of 95,410 million yen and transaction costs of 2,014 million yen. The acquisition was funded through a 63,606 million yen cash payment from Sony and a 31,803 million yen cash payment from SONY BMG, which represented Sony’s share of SONY BMG’s cash balance. Bertelsmann received an additional 31,803 million yen in cash from SONY BMG for its share of SONY BMG’s cash balance, resulting in total cash receipts to Bertelsmann of 127,213 million yen.

As of October 1, 2008, Sony consolidated all of the assets and liabilities of SONY BMG. Sony’s 50% share of the assets and liabilities of SONY BMG were recorded at their historical carryover basis while the 50% share of the assets and liabilities acquired from Bertelsmann were recorded at fair value.

The values assigned to the assets and liabilities that were recorded for SONY BMG, including net assets at historical carryover basis, at October 1, 2008 were as follows:

	Assets and liabilities recorded at the historical carryover basis	Acquired assets and liabilities recorded at fair value	Total
		Yen in millions

Notes and accounts receivable, net	28,835	28,835	57,670
Capitalized artist advances - short-term	11,979	11,979	23,958
Other current assets	33,711	25,443	59,154
Capitalized artist advances - long-term	8,587	8,587	17,174
Intangibles, net	12,827	96,258	109,085
Goodwill	30,319	72,935	103,254
Other noncurrent assets	14,418	15,159	29,577
Total assets	140,676	259,196	399,872

Accrued royalties	66,151	66,044	132,195
Other current liabilities	60,744	64,879	125,623
Accrued pension and severance costs	11,661	11,767	23,428
Other noncurrent liabilities	8,057	19,082	27,139
Total liabilities	146,613	161,772	308,385
Net assets recorded for SONY BMG	(5,937)	97,424	91,487

No amounts have been allocated to in-process research and development in this acquisition. Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the All Other segment. Prior to the acquisition, both Sony and Bertelsmann had provided certain services to SONY BMG including manufacturing and distribution services, the leasing of office space and the licensing of the Sony and Bertelsmann brands. It was determined that the acquisition of Bertelsmann’s interest did not result in a settlement gain or loss as a result of these pre-existing relationships.

The intangible assets are comprised of the following:

	Intangibles recorded at the historical carryover basis	Acquired intangibles recorded at fair value	Total	Weighted-average amortization period
		Yen in millions		Years
Intangibles subject to amortization, net
Music catalogs	10,283	77,706	87,989	25
Artist contracts	2,014	15,160	17,174	10
Other	530	3,392	3,922	5
Total intangibles	12,827	96,258	109,085	22

The results of operations for SONY BMG are included in the All Other segment beginning October 1, 2008. The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and SONY BMG as though the acquisition had occurred as of the beginning of the years ended March 31, 2008 and 2009:

	Yen in millions, except per share data
	Fiscal Year Ended March 31
	2008	2009
	(Unaudited)

Net sales	8,629,416	7,266,265
Operating income (loss)	489,653	(234,724)
Net income (loss)	372,623	(104,614)

Basic EPS	371.51	(104.25)
Diluted EPS	354.13	(104.25)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net income would have been had the acquisition been completed at the beginning of each of these periods and should not be taken as indicative of Sony’s future consolidated net income (loss). The unaudited supplemental pro forma financial information includes incremental intangible asset amortization, interest costs and other charges as a result of the acquisition, net of the related tax effects.

In addition to the acquisition of Bertelsmann 50% equity interest in SONY BMG, Sony completed certain other acquisitions during fiscal year ended March 31, 2009 for total consideration of 95,458 million yen which was paid primarily in cash and included:

•

Gracenote, a global leader in technology and services for digital media identification, enrichment, and recommendation. Sony acquired Gracenote for 27,521 million yen, consisting of a cash payment of 27,108 million yen and transaction costs of 413 million yen; and

•

2waytraffic N.V. (“2waytraffic”), a Dutch entertainment company engaged primarily in creating, producing, licensing and distributing light entertainment content across television, mobile and digital platforms. Sony acquired 2waytraffic for 38,176 million yen, consisting of a cash payment of 24,369 million yen, assumption of 2waytraffic's third-party debt of 12,519 million yen and transaction costs of 1,288 million yen.

As a result of Sony’s acquisition of Gracenote, 2waytraffic, and other businesses, Sony recorded 61,614 million yen of goodwill and 32,977 million yen of intangible assets. No amounts have been allocated to in-process research and development. All of the entities have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of Gracenote, 2waytraffic, and the other acquisitions, individually and in aggregate, were not material, as were the acquisitions in the fiscal years ending March 31, 2007 and 2008.

25. Commitments and contingent liabilities

(1)	Commitments:

A. Loan Commitments

Commitments outstanding at March 31, 2009 amounted to 247,086 million yen.

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2009, the total unused portion of the line of credit extended under these contracts was 247,086 million yen.

The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase Commitments and other

Commitments outstanding at March 31, 2009 amounted to 347,528 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2009, such commitments outstanding were 52,894 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights thereon, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods through March 31, 2017. As of March 31, 2009, these subsidiaries were committed to make payments under such contracts of 139,798 million yen.

Certain subsidiaries in the music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through December 31, 2013. As of March 31, 2009, these subsidiaries were committed to make payments of 36,455 million yen under such long-term contracts.

In April 2005, Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World CupTM* from 2007 to 2014. As of March 31, 2009, Sony Corporation was committed to make payments under such contract of 19,253 million yen.

* FIFA World CupTM is a registered trademark of FIFA.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions

2010	115,391
2011	71,265
2012	34,009
2013	25,992
2014	21,770
Later years	79,101
Total	347,528

(2)	Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 47,081 million yen at March 31, 2009. The major components of the contingent liabilities are as follows:

As discussed in Note 23, Sony has issued a guarantee to a creditor of the third party investor pursuant to which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor. At March 31, 2009, the fair value of the collateral exceeded 300 million U.S. dollars.

In the second quarter of the fiscal year ended March 31, 2007, Sony recorded a provision for 51,200 million yen that relates to charges incurred as a result of the recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony and the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony. A portion of the provision was reversed based on the actual results of recalls and replacements compared to original estimates. During the fiscal years ended March 31, 2008 and 2009, the reversed amount was 15,700 million yen and 2,300 million yen, respectively. The remaining provision as of March 31, 2009 was 4,406 million yen.

The European Commission ("EC") issued the Waste Electrical and Electronic Equipment ("WEEE") directive in February 2003. The WEEE directive requires electronics producers after August 2005 to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union ("EU"), the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. As of the fiscal year ended March 31, 2009, the accrued amounts in respect to the above mentioned WEEE have not been significant. However, Sony will continue to evaluate the impact of this regulation.

Sony Corporation and certain of its subsidiaries are defendants in various pending lawsuits and are subject to inquiries by various government authorities. However, based upon the information currently available to both Sony and its legal counsel, the management of Sony believes that damages from such lawsuits or inquiries, if any, are not likely to have a material effect on Sony's consolidated financial statements.

The changes in product warranty liability for the fiscal years ended March 31, 2007, 2008 and 2009 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Balance at beginning of the fiscal year	49,470	55,304	59,748
Additional liabilities for warranties	77,418	66,723	60,845
Settlements (in cash or in kind)	(72,368)	(58,365)	(54,498)
Changes in estimate for pre-existing warranty reserve	(2,954)	(63)	(2,042)
Translation adjustment	3,738	(3,851)	(6,131)
Balance at end of the fiscal year	55,304	59,748	57,922

26. Business segment information

The reportable segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. Sony's CODM is its Chairman and Chief Executive Officer.

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation 2, PlayStation 3 and PlayStation Portable game consoles and related software mainly in Japan, the U.S. and Europe, and licenses to third party software developers. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the U.S., and markets, distributes and broadcasts in the worldwide market. The Financial

Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. All Other consists of various operating activities, primarily including music businesses, a network service business, an animation production and marketing business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Sales and operating revenue:
Electronics -
Customers	5,443,336	5,931,708	5,032,920
Intersegment	629,042	682,102	455,035
Total	6,072,378	6,613,810	5,487,955
Game -
Customers	974,218	1,219,004	984,855
Intersegment	42,571	65,239	68,291
Total	1,016,789	1,284,243	1,053,146
Pictures -
Customers	966,260	855,482	717,513
Intersegment	-	2,452	-
Total	966,260	857,934	717,513
Financial Services -
Customers	624,282	553,216	523,307
Intersegment	25,059	27,905	14,899
Total	649,341	581,121	538,206
All Other -
Customers	287,599	312,004	471,398
Intersegment	67,525	70,194	68,205
Total	355,124	382,198	539,603

Elimination	(764,197)	(847,892)	(606,430)

Consolidated total	8,295,695	8,871,414	7,729,993

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

Game intersegment amounts primarily consist of transactions with the Electronics segment.

All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Picture segments.

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Operating income (loss):
Electronics	251,256	441,787	(168,084)
Game	(232,325)	(124,526)	(58,476)
Pictures	26,705	58,524	29,916
Financial Services	84,142	22,633	(31,157)
All Other	32,808	60,800	30,367
Total	162,586	459,218	(197,434)
Elimination	4,557	(5,462)	3,302
Unallocated amounts:
Corporate expenses/gains	(16,739)	21,543	(33,651)
Consolidated operating income (loss)	150,404	475,299	(227,783)

Other income	95,182	149,447	98,825
Other expenses	(64,895)	(57,612)	(45,997)

Consolidated income (loss) before income taxes	180,691	567,134	(174,955)

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Assets:

	Yen in millions
	March 31
	2008	2009

Total assets:
Electronics	4,136,090	3,447,968
Game	751,674	631,093
Pictures	899,427	907,613
Financial Services	5,625,659	5,905,657
All Other	496,846	723,552
Total assets	11,909,696	11,615,883

Elimination	(396,490)	(366,510)
Corporate assets	1,039,533	764,138

Consolidated total	12,552,739	12,013,511

Unallocated corporate assets consist primarily of cash and cash equivalents, securities investments and property, plant and equipment maintained for general corporate purposes.

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Equity in net income (loss) of affiliated companies:
Electronics	90,720	85,757	(26,501)
Game	-	(41)	-
Pictures	(16,003)	4,513	7,991
Financial Services	-	-	(1,796)
All Other	3,937	10,588	(4,803)
Consolidated total	78,654	100,817	(25,109)

Depreciation and amortization:
Electronics	310,575	323,819	297,536
Game	7,947	10,373	10,907
Pictures	8,464	8,633	7,904
Financial Services, including deferred insurance acquisition costs	56,068	65,268	67,714
All Other	11,406	12,001	13,494
Total	394,460	420,094	397,555

Corporate	5,549	7,916	7,888

Consolidated total	400,009	428,010	405,443

Capital expenditures for segment assets:
Electronics	351,482	306,692	300,482
Game	16,770	5,639	5,151
Pictures	10,970	9,924	13,523
Financial Services	6,836	6,379	6,063
All Other	5,617	2,952	4,684
Total	391,675	331,586	329,903

Corporate	22,463	4,140	2,165

Consolidated total	414,138	335,726	332,068

The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management.

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Audio	522,879	558,624	453,976
Video	1,143,120	1,279,225	1,042,014
Televisions	1,226,971	1,367,078	1,275,810
Information and Communications	954,163	1,103,212	942,517
Semiconductors	219,546	237,870	205,062
Components	835,490	833,334	662,453
Other	541,167	552,365	451,088

Total	5,443,336	5,931,708	5,032,920

Geographic information -

Sales and operating revenue which are attributed to countries based on location of customers for the fiscal years ended March 31, 2007, 2008 and 2009 and long-lived assets as of March 31, 2008 and 2009 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Sales and operating revenue:
Japan	2,127,841	2,056,374	1,873,219
U.S.A.	2,232,453	2,221,862	1,827,812
Europe	2,037,658	2,328,233	1,987,692
Other	1,897,743	2,264,945	2,041,270

Total	8,295,695	8,871,414	7,729,993

	Yen in millions
	March 31
	2008	2009

Long-lived assets:
Japan	1,380,129	1,376,271
U.S.A.	667,893	797,300
Europe	130,033	211,149
Other	171,210	194,500

Total	2,349,265	2,579,220

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2007,

2008 and 2009.

The following information shows sales and operating revenue and operating income by geographic origin for the fiscal years ended March 31, 2007, 2008 and 2009. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Law of Japan, to which Sony, as a Japanese public company, is subject.

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Sales and operating revenue:
Japan -
Customers	2,242,861	2,165,516	1,950,351
Intersegment	4,349,915	4,691,862	3,867,980
Total	6,592,776	6,857,378	5,818,331
U.S.A. -
Customers	2,553,834	2,528,435	2,127,929
Intersegment	319,666	381,222	332,784
Total	2,873,500	2,909,657	2,460,713
Europe -
Customers	1,843,559	2,168,025	1,842,662
Intersegment	60,486	70,511	67,570
Total	1,904,045	2,238,536	1,910,232
Other -
Customers	1,655,441	2,009,438	1,809,051
Intersegment	1,738,602	1,962,997	1,727,945
Total	3,394,043	3,972,435	3,536,996

Elimination	(6,468,669)	(7,106,592)	(5,996,279)

Consolidated total	8,295,695	8,871,414	7,729,993

Operating income (loss):
Japan	167,387	314,807	(48,592)
U.S.A.	(108,347)	(40,257)	(111,575)
Europe	23,411	57,126	(88,121)
Other	83,503	120,095	49,884
Corporate and elimination	(15,550)	23,528	(29,379)

Consolidated total	150,404	475,299	(227,783)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Nobuyuki Oneda
(Signature) Nobuyuki Oneda Corporate Executive Officer, Executive Vice President and Chief Financial Officer